FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO reports first half 2006 results: Profit for the period up 17.7% compared with first half of 2005

2.	CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 31, 2006	By:	/s/ H.W. Nagtglas Versteeg

		Name:	Mr H.W. Nagtglas Versteeg
		Title:	Company Secretary

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 1.

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 31 July 2006

ABN AMRO reports first half 2006 results:

Profit for the period up 17.7% compared with first half of 2005

•	Operating result up 26.7% in first half due to consolidation of Banca Antonveneta, strong revenue growth in all BUs and gain on sale of K&H Bank
	°	Operating income up (+14.5% excluding, +23.7% including Banca Antonveneta) led by growth markets Latin America (+49.2%) and Asia (+30.0%)
	°	Global Clients improves its revenues substantially in the second quarter
	°	Improving operating performance at Banca Antonveneta, with second quarter operating profit before tax 17.2% higher than previous quarter (excluding purchase accounting impact)
	°	Despite the fact that we are on track with regard to our cost savings programmes, the improvement of the efficiency ratio remains an absolute priority. We have therefore developed a number of additional cost initiatives for the second half of 2006
	°	Interim dividend 2006 increased by 5 cents to 55 euro cents

	•	Improved performances reflect impact of mid-market focus and new Group structure
		°	Improved results in most regional Client BUs reflect combination of the global product capabilities of Global Markets and the strengths of relationships with consumer and commercial clients in the regions
		°	BU Netherlands results up as new service concepts and additional product capabilities continue to increase client satisfaction

·	•	Banca Antonveneta integration and new initiatives well on track
		°	Forecast synergies of EUR 160 mln by the end of 2007
		°	Plans for introduction of new products, services and private banking initiatives underway

Chairman’s statement

“Our performance in the first half of 2006 reflects the initial benefits of making available the global product capabilities of the BU Global Markets to all our consumer and commercial clients in the regions, which led to a solid increase in revenues, continuing the positive momentum in revenue growth. For the second half of 2006, we will continue to work hard on realising all our stated priorities for the year. The successful execution of the management priorities so far, has generated a capital surplus which enables us to announce today a new share buy-back programme of EUR 750 mln, in addition to the EUR 600 mln share buy-back that we completed in the first half of this year. As indicated previously, we will also neutralise the 2006 interim stock dividend.”

(in millions of euros)	year to date[1]				quarterly[1]

	2006	2005	% change	% change[2]	Q2 2006	Q1 2006	% change	% change[2]	Q2 2005	% change	% change[2]

Total operating income	11,484	9,281	23.7	20.3	5,841	5,643	3.5	5.6	4,830	20.9	20.4
Total operating expenses	7,962	6,502	22.5	19.1	4,066	3,896	4.4	6.9	3,406	19.4	19.3
Operating result	3,522	2,779	26.7	23.1	1,775	1,747	1.6	2.8	1,424	24.6	23.2
Loan impairment	761	161			430	331	29.9	35.5	62
Operating profit before tax	2,761	2,618	5.5	3.6	1,345	1,416	(5.0)	(4.9)	1,362	(1.2)	(1.8)
Profit for the period	2,252	1,914	17.7	16.2	1,214	1,038	17.0	15.5	994	22.1	18.0
Net profit attributable to shareholders	2,219	1,882	17.9	16.5	1,216	1,003	21.2	19.6	987	23.2	19.1
Earnings per share (euros)	1.18	1.08	9.3		0.65	0.53	22.6		0.54	20.4
Efficiency ratio	69.3%	70.1%			69.6%	69.0%			70.5%
1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)	% change at constant foreign exchange rates (see annex 2)

Letter to Shareholders

On behalf of the Managing Board, I am writing to you about our performance in the first half of 2006.

We are pleased with the 26.7% improvement in our operating result, as it was due to a good performance across nearly all the regional Client Business Units, as well as the inclusion of Banca Antonveneta and the gain on the sale of our stake in K&H Bank. The Group’s profit for the period increased by 17.7% to EUR 2,252 mln. Provisions in the first half were substantially higher, while a lower effective tax rate compared with last year partially offset this impact.

Our performance in the first half reflects the initial benefits of our strategy to leverage our global product capabilities with all our consumer and commercial clients in the regions. Although it is still early days, there are encouraging signs of success. We have seen an increase in the sale of products from our Global Markets business to our clients across the regions and this underpinned a solid increase in revenues, continuing the positive momentum in revenue growth. All Business Units (BUs) increased their revenues; the improvements were most visible in Latin America, North America, Asia and the Netherlands where we were able to benefit from the increased demand for financial services products from our mid-market clients. Our Global Clients business – which serves our most demanding corporate clients – also showed a strong increase in revenues in the second quarter, as we already indicated with our first quarter results.

The second quarter operating result of Banca Antonveneta showed the promised improvement compared with the first quarter. Of equal importance, the integration of Banca Antonveneta is well underway and running in line with our expectations so far. Besides generating the promised cost synergies, we are focusing on opening up our international network to our new Italian clients and improving our service to them. We are also in the process of developing new products and preparing a rebranding intitiative. We will give you a comprehensive update during our investor day about Banca Antonveneta on 11 December 2006.

Despite the good progress realised so far, the Group still has much more to do and we continue to focus on extracting Group synergies in the consumer and commercial segments. On the consumer side, for example, we are rolling out our Preferred Banking concept in North America. This should benefit our US consumer banking franchise, which can be leveraged further. On the commercial side we are, for example, building on the knowledge and experience gained from the leveraging of inbound and outbound network opportunities. We are applying the same process to Banca Antonveneta in order to connect existing clients to the wider network. In addition, we are transferring the best practice developed over a number of years in the BU Netherlands’ Regional Treasury Desks into other regional BUs as well as Banca Antonveneta.

The new organisational structure has also made it very clear what the issues are and we are now in the process of solving them. Global Markets has made good progress so far and has seen its efficiency ratio improve from 95.1% for the first half of 2005 to 78.1% (excluding the Services restructuring charge of EUR 50 mln) for the first half of 2006. Going forward, Global Markets is committed to continuing to structurally improve its efficiency in order to reach its efficiency ratio target by 2008. This will be achieved through a combination of revenue growth and the benefits of the Services savings announced in April. There is significant scope for further revenue uplift and efficiency ratio improvement by further leveraging the current range of Global Markets products to the Group’s existing clients, particularly to the consumer and commercial clients in the Netherlands and the US, and the Group’s new home market in Italy. Global Markets will continue to increase revenue productivity and work to bring down the front-to-back costs of the business. This tight focus on the profitability of the business may lead to a decline in market share in some areas and lower league table positions. Where areas of the business lack the scale to operate profitably or are not relevant to the Group’s client-led strategy, Global Markets will continue to evaluate critically how best to participate in the markets concerned, and where appropriate will make choices. This approach is evidenced by the sale of the Futures business. Conversely, where Global Markets has particular product strengths, the business will invest and continue to leverage those capabilities by distributing through third parties as well as the ABN AMRO network – as we are doing, for example, with the successful Private Investor Products franchise.

The improvement in the efficiency ratio should also benefit the BU Europe. We expected the BU Europe to be a challenge and its second quarter result is a reflection of that. We are committed to turning the BU Europe into a profitable unit in 2007. It has therefore accelerated a series of initiatives intended to generate a positive result for the full year 2007 through a combination of investing in revenue growth and extracting cost savings. The focus is on productivity: to leverage our existing client, product and regional base while supporting innovation and controlling the cost base. Following through on the Group reorganisation, the BU Europe aims to streamline its European hub support functions further. It has also launched initiatives to grow revenues from its target client base in line with the Group strategy; to grow revenues and improve the profitability of core products; and to reduce costs in its support organisation and product delivery platforms. These initiatives are in addition to the measures announced with the first quarter results and are being implemented jointly with Global Markets, Transaction Banking, Group Functions and Services in order to reduce the overall front-to-back operating costs of the business while building the flexibility to exploit market opportunities.

Our progress on managing costs is not good enough yet. Despite the fact that we are on track with regard to our cost savings programmes, improving the efficiency ratio remains an absolute priority. We have therefore developed a number of additional cost initiatives for the second half of 2006. Our operating expenses in the second half should also benefit from the additional Services savings as promised for 2006, which are skewed towards the second half of this year.

In the second half of 2006, we will continue to work hard on realising all our stated priorities for the year. Our focus is therefore on driving organic growth through the new Group structure; realising the synergies from the integration of Banca Antonveneta; realising total cost savings of EUR 900 mln by 2008 through our Services initiatives; improving returns at our former wholesale activities; strict capital discipline; and implementing best in class compliance standards.

The successful execution of the management priorities so far, has generated a capital surplus which enables us to announce today a new share buy-back programme of EUR 750 mln, in addition to the EUR 600 mln share buy-back that we completed in the first half of this year. The additional share buy-back programme will be completed by 31 December 2006. As indicated previously, we will also neutralise the 2006 interim stock dividend. We are confident that we will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2006.

Yours faithfully

Rijkman Groenink
Chairman of the Managing Board

First half 2006 overview

Operating income	The Group’s operating income increased by 23.7% on the back of increases across all BUs, as well as a EUR 208 mln gain on the sale of our 40% stake in Hungary’s Kereskedelmi és Hitelbank (K&H Bank). Banca Antonveneta contributed EUR 931 mln in revenues. This figure includes the negative impact of EUR 60 mln due to the amortisation of the fair-value adjustments of principally financial assets and liabilities under International Financial Reporting Standards (IFRS) purchase accounting. It should be noted that in the second quarter of last year, the results benefited from a gain on the sale of the Bishopsgate office in London. Excluding the impact of the consolidation of Banca Antonveneta and the gains on the sale of Bishopsgate and K&H Bank, operating income increased by 12.8% . The Group’s main growth engines, BU Latin America and BU Asia, as well as the BU North America, were the most important drivers behind this increase. This broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses	Operating expenses rose by 22.5% due to the consolidation of Banca Antonveneta, which added EUR 645 mln in expenses (including EUR 89 mln amortisation costs of intangible assets under IFRS purchase accounting), as well as investments in efficiency, control and growth totalling EUR 390 mln. Excluding the consolidation impact of Banca Antonveneta and the Services restructuring charge of EUR 84 mln, net of releases, operating expenses were up by 11.2% (+7.9% at constant exchange rates).

Operating result	The 26.7% improvement in the operating result was due to a good performance across nearly all the regional Client BUs, driven by solid organic revenue growth. The efficiency ratio improved from 70.1% to 69.3% . Excluding the consolidation impact of Banca Antonveneta, the gains on the sale of Bishopsgate and K&H Bank, and the restructuring charge, the operating result was up 16.5%, and the efficiency ratio improved by 100 basis points to 69.7%.

Loan impairment	Provisions totalled EUR 761 mln, of which EUR 598 mln were in the consumer portfolio and EUR 154 mln in the commercial portfolio. The substantially higher level of provisioning was due to increases in the consumer banking activities in the BUs Latin America and Asia, increased delinquencies in the BU Latin America, as well as the inclusion of Banca Antonveneta, which showed provisions of EUR 57 mln. The higher level of provisions is therefore mainly due to the increase in absolute consumer loan volumes. We expect the level of provisioning in the BU Latin America, expressed as a percentage of risk-weighted assets (RWA), to trend lower in the second half of 2006 from the second quarter level of 447 basis points of average RWA. We believe that provisions in Taiwan have peaked and that provisioning for the second half in Asia in absolute terms will be at the same level as the first half. In terms of the commercial portfolio, it is obvious that provisions are at historically low levels. However, as the commercial credit environment remains benign, we do not expect significant increases in the second half of the year.

Profit for the period	The Group’s profit for the period benefited from a lower effective tax rate and increased to EUR 2,252 mln, up 17.7% compared with the first half of 2005. Excluding the consolidation of Banca Antonveneta, the gains on the sale of K&H Bank and Bishopsgate, and the restructuring charge, the increase was 11.2%.

Risk-weighted assets	RWA went up by EUR 42.3 bln to EUR 300.2 bln, mainly due to the consolidation of Banca Antonveneta.

BU performance
(year-on-year)

BU Netherlands excluding
Bouwfonds non-mortgage)	Total operating income of the BU Netherlands grew by 4.1% to EUR 2,352 mln, mainly due to the strong growth in the consumer and commercial clients business, as loans and savings volumes continued to increase on the back of improved client satisfaction levels. In addition, the results from the former Wholesale Clients (WCS) activities in the Netherlands improved. Total operating expenses decreased by 3.9% to EUR 1,568 mln. Excluding the Services restructuring charge of EUR 29 mln, expenses decreased by 5.7% to EUR 1,539 mln as a result of strong cost control. Provisioning increased by EUR 42 mln to EUR 178 mln, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. Profit for the period increased by 26.2% to EUR 433 mln.

BU Europe (excluding
Banca Antonveneta)

The BU Europe’s total operating income increased by 5.9% on the back of higher Global Markets revenues, which benefited from more favourable market conditions, especially in the first quarter of the year, as well as the repositioning of a number of key products and the build-up of Structured Derivatives. Excluding the Services restructuring charge of EUR 32 mln, operating expenses increased by 16.6%, mainly due to investments made in the Derivatives Step Change programme, Private Investor Products, compliance, and Basel II. Consequently, excluding the restructuring charge and the gain on the sale of Bishopsgate, the operating result declined by EUR 17 mln to a loss of EUR 60 mln, and the efficiency ratio went up from 100.0% to 110.1%, a small improvement compared with the full year 2005 efficiency ratio of 113.0% (excluding Bishopsgate). The BU Europe has accelerated a series of initiatives intended to generate a positive result for the full year 2007 through a combination of investing in revenue growth and extracting cost savings. The focus is on productivity: to leverage our existing client, product and regional base while supporting innovation and controlling the cost base. Following through on the Group reorganisation, the BU Europe aims to streamline its European hub support functions further. It has also launched initiatives to grow revenues from its target client base in line with the Group strategy; to grow revenues and improve the profitability of core products; and to reduce costs in its support organisation and product delivery platforms. These initiatives are in addition to the measures announced with the first quarter results and are being implemented jointly with Global Markets, Transaction Banking, Group Functions and Services in order to reduce the overall front-to-back operating costs of the business while building the flexibility to exploit market opportunities.

Banca Antonveneta	In the first half of 2006, Banca Antonveneta, excluding the purchase accounting impact, had revenues of EUR 991 mln, an operating result of EUR 435 mln and a profit for the period of EUR 191 mln. As we only took control on 2 January 2006, no comparison is made between the first half of 2006 and the first half of 2005. As mentioned with the first quarter results, we expect the third and fourth quarter operating result to be better than the first quarter operating result of EUR 206 mln.
BU North America (at
constant FX rates)	Total operating income increased by 8.1% on the back of an improved contribution from all business lines. Commercial banking revenues increased 16.2% driven by loan growth, improved deposit spreads combined with stable deposit volumes, as well as higher non-interest income. The operating income of the retail banking business increased by 3.9% on the back of a substantial increase in commission income and modest growth in net interest income. Revenues from mortgage banking decreased by 13.5% to USD 168 mln. However, the profit contribution from mortgage banking improved due to good expense control. Total operating expenses in the BU North America increased by 10.3% mainly due to an increase in costs related to investments in Group

Services action tracks and investments in compliance initiatives. Consequently, the operating result rose by 3.5% and the efficiency ratio increased by 1.6 percentage points to 69.5% . Provisioning increased by EUR 50 mln from a net release of EUR 25 mln to a charge of EUR 25 mln, or 7 basis points of average RWA, mainly as a result of lower recoveries and releases. The effective tax rate declined from 20.4% to 8.4% due to a large release of tax liabilities in the second quarter. Profit for the period increased by 10.1%.
BU Latin America (at
constant FX rates)	Total operating income of the BU Latin America increased by 25.7%, driven by continued strong growth in the retail and consumer finance loan portfolios in Brazil, as well as improved treasury results. The contribution from Brazil to total operating income of the BU Latin America was 96.6% . The operating income of the Brazilian retail banking activities grew by 20.0%, fuelled by a 33.9% increase in the retail loan portfolio. For the consumer finance activities operating income was up by 33.2% as new loan production grew by 27.3% . Commercial banking increased its revenues by 35.4% on the back of strong growth in loans, commissions and trading income. Total operating expenses increased by 16.4%, mainly reflecting higher expenses related to Group Services IT outsourcing projects, the impact of the new collective labour agreement that came into effect in September 2005, and the restructuring charge of EUR 12 mln for the new Services initiative announced in April. The operating result increased by 42.5% and the efficiency ratio improved by 5.5 percentage points to 59.0% . Provisions increased to 405 basis points of average RWA, reflecting an increase in delinquencies in lending to households and individuals in the Retail household and the consumer finance portfolios in Brazil. Although delinquencies in this segment have increased, they continue to be below market average. This increase in provisions should be viewed against a background of an increase in the net credit result in this segment. Provisions relative to average RWA are expected to trend lower in the second half of 2006, compared to the second quarter level of 447 basis points of average RWA. The effective tax rate declined by 33.5 percentage points to 21.8% as a result of a local tax credit. Profit for the period increased by 81.4%.

BU Asia	Total operating income increased by 30.0% to EUR 724 mln, mainly due to strong client growth in consumer banking and higher client-related trading income in commercial banking. Growth in the consumer banking business was driven by the credit card business and the Van Gogh Preferred Banking (VGPB) activities. Total operating expenses increased by 20.0% to EUR 528 mln, which is mainly a reflection of continued investments in the expansion of the branch network in support of our VGPB growth ambitions, and the continued growth in the consumer credit cards business. Provisioning increased to EUR 88 mln, mainly reflecting higher provisioning for the credit card receivables in Taiwan. The banking industry in Taiwan has been significantly impacted by the increase in credit card defaults. As we expect defaults to have peaked in the second quarter, provisioning for the second half of the year is expected to be in line with the first half. Profit for the period increased by EUR 11 mln to EUR 71 mln.

BU Global Clients	Total operating income increased by 4.8% to EUR 1,110 mln due to growth in all the client industry groups. As indicated with the first quarter results, the BU Global Clients activities have a seasonal pattern and the second quarter is usually stronger than the first. Excluding the Services restructuring charge of EUR 19 mln and the stake in Korean Exchange Bank (KEB), expenses were up 11.3% . The operating result decreased by 16.9%, mainly due to the increased hedging costs and a relatively low expense level in the second quarter of 2005, and this resulted in a decline in profit for the period of 13.2%. A strong pipeline for the second half has been built up in the first half of the year.

BU Private Clients	Total operating income increased by 15.6% to EUR 711 mln, primarily due to a continued strong performance in the Netherlands and a significantly improved performance in France. Total operating expenses increased by 16.4% to EUR 491 mln, due to higher performance-related compensation costs, higher VAT in France due to a change in legislation, higher expenses in Asia and Latin America to fund future growth, and higher compliance costs. In addition, there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France. We expect the cost savings from the merger to start coming through in the second half of this year. The operating result increased by 14.0% to EUR 220 mln. The efficiency ratio remained stable at around 69%. Provisions increased by EUR 25 mln to EUR 27 mln in the second half, mainly in the Diamonds business. Profit for the period decreased by 2.9% to EUR 133 mln due entirely to higher provisions.

BU Asset Management	Total operating income went up by 11.5% to EUR 378 mln, mainly due to the 25.2% rise in net commissions and despite the loss of operational revenues from the trust business, which was still included in the first half 2005 results. Total operating expenses increased by 3.4% to EUR 246 mln as the lower costs from the sale of the trust business (sold in the first half of 2005) were more than offset by higher expense levels related to increased bonuses due to improved results, and the inclusion of International Asset Management (IAM). The operating result was up 30.7% to EUR 132 mln and the efficiency ratio improved by 5.1 percentage points to 65.1% . Profit for the period increased by 21.0% to EUR 98 mln.

BU Private Equity	Total operating income increased by 22.6% to EUR 271 mln mainly resulting from substantially higher realised results from divested investments. Total operating expenses were unchanged at EUR 49 mln. Provisions increased by EUR 19 mln. Profit for the period increased by 21.3% from EUR 188 mln to EUR 228 mln.

For a more detailed analysis of the Group’s results and individual BU results, refer to pages 11 to 41 of this press release.

Consumer Segment	The Consumer Client Segment management agenda that was outlined earlier this year has a primary focus on delivering growth for the consumer business in selected markets. Realising that consumer banking is a multi-local business, the Consumer Client Segment is aiming to leverage the benefits of being ‘One Bank’ by replicating success, driving synergies and identifying global consumer initiatives. The ambition for growth is the guiding principle underlying all new initiatives.

The continued roll-out of the Preferred Banking offering in several markets is an example of our ability to export successful concepts, skills and best practices across markets. In the US, Preferred Banking has been rolled out in selected locations in Illinois and Michigan. In Italy, Banca Antonveneta has started the first phase of implementing Preferred Banking, which will lead to service improvement for our clients before the end of the year. In Italy, much attention also goes to replicating successful processes such as risk management and transaction banking, leveraging our global capabilities in these areas. ABN AMRO’s Young Professionals concept will be extended from the Netherlands to selected markets in Asia and Latin America. The adaptation of winning marketing formulas across the ABN AMRO Group is a cornerstone of the bank’s drive to maximise the potential of the Group. Young Professionals is proving to be successful at feeding clients into our ‘sweet spot’ Consumer Client Segment. Another growth plan is based on using our credit card product as the starting point of new consumer banking relationships.

Commercial Segment

A core element of our strategy in the Commercial Segment, as outlined earlier this year, is to leverage the competitive advantage that we have from the combination of our broad international network and our global product suite. We are focusing on identifying our clients’ requirements in all key locations, in particular our ‘sweet spot’ clients, with a view to leveraging and tailoring our product suite and service delivery to meet current and future requirements.

For instance, we are executing a plan to increase cross-border business volumes and referrals. The project focuses on capturing business from new subsidiaries of existing clients and also on increasing the revenues from existing relationships with client subsidiaries. In addition, the Commercial Segment is working on identifying and rectifying impediments to our clients' cross-border business, increasing awareness of the network, and enabling bankers to develop and execute this business better. Building on the knowledge and experience gained through leveraging inbound and outbound network opportunities, we are applying the same process to Banca Antonveneta in order to connect existing clients to the wider network. We will also establish a ‘network desk’ in Milan to act as the focal point for inbound and outbound flows.

Other growth plans include the transfer of best practice developed over a number of years in the BU Netherlands’ Regional Treasury Desks into other BUs and into Banca Antonveneta; a product packaging initiative; the standardisation of our offering to mid-market clients; knowledge sharing activities around the Global Commodity Finance product capability; and the use of the bank's Client Satisfaction and Engagement strategy to continuously measure and adjust our offering to changing client needs.

Six priorities for 2006	As stated in December last year, we have set six priorities for 2006 and we will remain fully focused on their execution in the second half of this year.

•    Drive organic growth from the new Group structure

•    Realise cost synergies from Services and other initiatives

•    Further improve the returns from our former wholesale banking activities

•    Realise the synergies from the integration of Banca Antonveneta

•    Strict capital discipline

•    Implement best-in-class compliance standards in all the jurisdictions in which we operate

The new structure is well established and we are seeing the initial benefits. ABN AMRO’s strategic focus on its mid-market clients gained pace in the first half. The roll-out of Preferred Banking for retail clients was extended to more branches in Asia. In the US, ABN AMRO began to offer a locally designed adaptation of Preferred Banking. Initiatives to optimise customer service, such as extended opening hours and Preferred Banking, have boosted satisfaction levels and the financial performance of the BU Netherlands. The adaptation of winning marketing formulas across the ABN AMRO Group, facilitated by the Consumer and Commercial Segments, is a cornerstone of the bank’s commitment to increase organic growth, and its progress has been described in the previous sections (pages 7 and 8) about the Consumer and Commercial Segments.

In addition to the EUR 134 mln of cost synergies in 2005, we expect to generate an additional EUR 166 mln of cost synergies in 2006, which will bring the total to EUR 300 mln in 2006. The savings are skewed towards the second half of 2006. A restructuring charge of EUR 84 mln net of releases was taken in the second quarter, for intitiatives that will lead to additional savings of EUR 150 mln by 2008, mainly related to a net reduction of 1,900 full-time equivalents (FTEs). For the next two quarters we expect additional investments of in total EUR 87 mln, booked through operating expenses, in relation to the Services initiative which was announced with the first quarter results.

In our former wholesale banking activities, we have seen a significant improvement in the BU Global Clients, driven by strong revenue growth in the second quarter, as per our guidance given with the first quarter results. Global Markets improved its performance across all product classes in the first half, driven by favorable market conditions as well as the repositioning of a number of key product groups in 2005, including the build-up of our structured derivatives capabilities. As mentioned in the letter to shareholders, we have a number of ongoing intitiatives to structurally improve the efficiency of Global Markets in order to reach its efficiency ratio target by 2008. The impact of Global Markets on the regional BUs showed an encouraging but mixed picture, with improvements in the BUs Netherlands, North America, Latin America and Asia, but significantly lower results in the BU Europe. The BU Europe has accelerated a series of initiatives intended to achieve a positive result in the full year 2007 through a combination of investing in revenue growth and extracting cost savings. The focus is on productivity: to leverage our existing client, product and regional base while supporting innovation and controlling the cost base. Following through on the Group reorganisation, the BU Europe aims to streamline its European hub support functions further. It has also launched initiatives to grow the revenues from its target client base in line with the Group strategy; to grow the revenues and improve the profitability of core products; and to reduce costs in its support organisation and product delivery platform. These initiatives are being implemented jointly with Global Markets, Transaction Banking, Group Functions and Services in order to reduce the overall front-to-back operating costs of the business while building the flexibility to exploit market opportunities.

In addition, the attention of all regional BUs remains focused on addressing the relatively high efficiency ratio of the former WCS commercial clients. These efforts are aimed at building on cross-selling opportunities, while eliminating redundancies in client coverage and processes where necessary.

Banca Antonveneta was fully consolidated into the Group in the first half of 2006. Integration is underway and we are well on target to deliver our forecast savings of EUR 160 mln in 2007. The management structure of Banca Antonveneta has been aligned with that of ABN AMRO, with devoted executives responsible for the Consumer and Commercial Segments as well as businesses such as Private Banking. We have also started implementing initiatives to improve services, such as internet banking, call centres and Preferred Banking. We are also looking to expand and improve our offering for Private Banking customers and we are actively working on ensuring our Italian customers have access to the Group’s international network. In the autumn, we will unveil our new branding for Banca Antonveneta. As with all our previous acquisitions, we will ensure that we maintain the local character of Banca Antonveneta while offering the benefits of being part of the ABN AMRO Group. We will hold an investor day devoted to Banca Antonveneta on 11 December 2006.

We remain committed to optimising the use of our capital. Our focus on capital discipline resulted in the first half in the repurchase of shares worth EUR 600 mln. We have also disposed of non-core assets, such as our stake in K&H Bank in Hungary, the sale of which was completed in the second quarter, as well as our futures business and our Taiwan asset management operations, the disposals of which were announced in the second quarter. After the end of the second quarter we also announced our intention to sell the property and asset management activities of Bouwfonds to Rabobank, and to sell Bouwfonds Property Finance to SNS Reaal. The successful execution of the management priorities so far, has generated a capital surplus which enables us to announce today a new share buy-back programme of EUR 750 mln, in addition to the EUR 600 mln share buy-back that we completed in the first half of this year. The additional share buy-back programme will be completed by 31 December 2006. As indicated previously, we will also neutralise the 2006 interim stock dividend. We are confident that we will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2006.

ABN AMRO considers compliance a top priority: by meeting the highest compliance standards the bank will create the basis for true competitive advantage and achieve its ambition to be the benchmark for compliance for the financial industry. In 2005, ABN AMRO initiated a world-class compliance programme which contains a large number of key initiatives that are now well underway. One of these initiatives is the continuous strengthening of the compliance culture throughout the bank by awareness and training programmes. Recently the second annual cycle started, leveraging the experiences of the first year. The second phase of the global compliance programme is now fully aligned to the bank’s new organisational structure. The programme continues in 2006 and is expanding into regional and local initiatives. Some other key global initiatives worth mentioning are:

– The development of an advanced management information reporting framework, aimed at enhancing the regional and central dialogues with the business.

– The implementation of a consistent compliance risk assessment methodology as an integrated part of ABN AMRO's risk management. It will support and enable management throughout our network to identify and manage compliance risk continuously and pro-actively. We commenced the implementation of the compliance risk assessment methodology globally this year.

A large number of initiatives are developed around anti-money laundering. At the end of the second quarter of this year we successfully implemented a system which enables ABN AMRO to monitor transactions in compliance with anti-money laundering legislation in 51 countries. This system, together with our advanced payment filtering software, has created a strong position for ABN AMRO to combat money laundering and terrorist financing in an advanced way.

2005 – 2008 targets

ABN AMRO’s performance against its targets shows:

•   A return on equity (ROE) for the first half of 2006 of 19.7% compared with the target of an average ROE for the period 2005 – 2008 of at least 20%. The average ROE for full year 2005 was 23.7% . The decline is due to the consolidation of Banca Antonveneta in the first quarter of 2006. We remain committed to reaching our average ROE target by the end of 2008. (Please note that the methodology for the calculation of ROE has changed. ROE is now determined on the basis of a monthly average, whereas previously it was calculated on the basis of a quarterly average. Under the old methodology, the percentages are 23.5% for 2005 and 19.8% for the first half of 2006).

•   A number 13 TRS (total return to shareholders) position in our self-chosen peer group of 21 banks in the cycle 2005-2008. It is our goal to be in the top five by 31 December 2008.

First half 2006 analysis

ABN AMRO Group
(in millions of euros)	year to date			quarterly

	2006	2005	% change	% change[2]	Q2 2006	Q1 2006	% change	% change[2]	Q2 2005	% change	% change[2]

Net interest income	5,669	4,500	26.0	21.3	2,819	2,850	(1.1)	2.1	2,260	24.7	23.8
Net commissions	2,948	2,193	34.4	31.6	1,485	1,463	1.5	4.0	1,126	31.9	32.4
Net trading income	1,513	1,187	27.5	26.7	669	844	(20.7)	(18.9)	741	(9.7)	(9.0)
Results from fin. transactions	385	635	(39.4)	(42.2)	302	83	263.9	226.9	298	1.3	(3.3)
Results from equity holdings	127	161	(21.1)	(26.0)	76	51	49.0	52.7	81	(6.2)	(8.6)
Other operating income	842	605	39.2	37.2	490	352	39.2	41.0	324	51.2	51.5

Total operating income	11,484	9,281	23.7	20.3	5,841	5,643	3.5	5.6	4,830	20.9	20.4
Total operating expenses	7,962	6,502	22.5	19.1	4,066	3,896	4.4	6.9	3,406	19.4	19.3

Operating result	3,522	2,779	26.7	23.1	1,775	1,747	1.6	2.8	1,424	24.6	23.2
Loan impairment	761	161			430	331	29.9	35.5	62

Operating profit before tax	2,761	2,618	5.5	3.6	1,345	1,416	(5.0)	(4.9)	1,362	(1.2)	(1.8)
Income tax expense	509	704	(27.7)	(30.6)	131	378	(65.3)	(60.8)	368	(64.4)	(55.3)

Profit for the period	2,252	1,914	17.7	16.2	1,214	1,038	17.0	15.5	994	22.1	18.0

Net profit attributable to shareholders	2,219	1,882	17.9	16.5	1,216	1,003	21.2	19.6	987	23.2	19.1
Earnings per share (euros)	1.18	1.08	9.3		0.65	0.53	22.6		0.54	20.4
Efficiency ratio	69.3%	70.1%			69.6%	69.0%			70.5%

1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)	% change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Total assets	986.0	880.8	11.9	975.1	1.1
Group capital	44.6	43.2	3.2	45.8	(2.6)
Risk-weighted assets	300.2	257.9	16.4	305.3	(1.7)
Core tier 1 ratio	5.99%	8.47%		5.86%
BIS tier 1 ratio	8.16%	10.62%		8.07%
BIS capital ratio	10.76%	13.14%		10.42%

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business, does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures. We have presented in Annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments and including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures.

Comparative figures

The comparative figures for 2005 on the basis of our new organisation structure were presented in our press release of 7 April 2006. Some of the figures presented in this press release do not exactly match those in the press release of 7 April 2006 due to minor rounding differences.

Revised interim financial statements

This press release includes the first set of interim financial statements as required under IFRS. These statements have been included as Annex 3 to this press release and include a consolidated income statement, consolidated balance sheet, a consolidated statement of changes in equity and a consolidated cash flow statement as well as the relevant accompanying notes to these statements.

Financial summary

First half 2006 compared with first half 2005

The former WCS organisation has been unbundled under the new reporting structure into the regional BUs and the BU Global Clients. The former WCS organisation reported on a global rather than the current regional BU basis. As a result, the reconstruction of the 2005 financial information was performed on the basis of agreed upon attribution methods and allocation keys for operating income and operating expenses. It should be noted that there is volatility in the 2005 quarterly operating income line items. For local reporting, parts of former WCS operating income were transferred between the local entities of former WCS in subsequent quarters. As a result, the comparability of the quarterly profit and loss statement lines throughout 2005 and that of the first half of 2006 with the first half of 2005 is hampered. We have therefore refrained from comparing and analysing the various profit and loss statement lines at Group level as well as in the individual BUs in the half year-on-half year comparison.

Operating income:	The Group’s operating income increased by 23.7%, on the back of increases across all BUs as well as a EUR 208 mln gain on the sale of our 40% stake in Hungary’s K&H Bank. Banca Antonveneta contributed EUR 931 mln in revenues. This figure includes the negative impact of EUR 60 mln due to the amortisation of the fair-value adjustments of principally financial assets and liabilities under IFRS purchase accounting. It should be noted that in the second quarter of last year, the results benefited from a gain on the sale of the Bishopsgate office in London. Excluding the impact of the consolidation of Banca Antonveneta and the gains on the sale of Bishopsgate and K&H Bank, operating income increased by 12.8% . The Group’s main growth engines, BU Latin America and BU Asia, as well as the BU North America, were the most important drivers behind this increase. Revenues in the BU Latin America increased by EUR 598 mln due to continued growth in the retail and consumer finance portfolios. The BU Asia grew revenues by EUR 167 mln as its Preferred Banking activities and credit card business continued to expand, especially in India and Greater China. The EUR 193 mln increase in the BU North America was driven by higher commercial banking and Global Markets revenues. As mentioned above, the other BUs also increased their revenues. Despite the full neutralisation of mortgage prepayment penalties, operating income in the BU Netherlands - excluding Bouwfonds non-mortgage - went up by EUR 93 mln driven by volume growth in loans and saving products, as well as increased revenues from the distribution of Global Markets products. The BU Europe, excluding Banca Antonveneta, increased its revenues by EUR 33 mln on the back of improved Global Markets revenues. This broad-based regional client revenue growth is the result of a strong focus on our local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses:

Operating expenses rose by 22.5% due to the consolidation of Banca Antonveneta, which added EUR 645 mln in expenses (including EUR 89 mln amortisation costs of intangible assets under IFRS purchase accounting). The increase was also due to investments in efficiency, control and growth. The investments in efficiency amounted to EUR 100 mln, which excludes the restructuring charge of EUR 84 mln net of releases taken in the second quarter. The investments in control are additional expenses of EUR 135 mln for compliance, Basel II and Sarbanes-Oxley. Cost increases in growth markets amounted to EUR 155 mln, and included branch openings, marketing campaigns and other expenses as a result of volume growth in Latin America and Asia. Excluding the consolidation effect of Banca Antonveneta and the restructuring charges in the second quarter, expenses rose 11.2% . Expenses in the BU Latin America were also impacted by a stronger Brazilian real and the new collective labour agreement that came into effect in September 2005. The BU Netherlands, excluding Bouwfonds non-mortgage, reaped the benefits of strict cost control measures, resulting in a reduction of EUR 64 mln in expenses, mainly due to lower staff costs achieved through IT offshoring and outsourcing initiatives.

For the next two quarters we expect further costs of EUR 87 mln in total (booked through operating expenses) for the additional investments in the Services initiative as announced with the first quarter results.

Operating result:	The 26.7% improvement in the operating result was due to a good performance across nearly all the regional Client BUs, driven by solid organic revenue growth. The efficiency ratio improved from 70.1% to 69.3% . Excluding the consolidation impact of Banca Antonveneta, the gains on the disposals of Bishopsgate and K&H Bank, and the restructuring charge, the operating result was up 16.5%, and the efficiency ratio improved by 100 basis points to 69.7%.

Loan impairments:	The provisioning level was substantially higher as provisioning for consumer banking activities in the BUs Latin America and Asia went up and as the consolidation of Banca Antonveneta added EUR 57 mln in provisions. The increase in provisions was mainly due to the increase in absolute consumer loan volumes and also as a result of increased delinquencies in the

BU Latin America. Total provisions were EUR 761 mln of which EUR 598 mln were for the consumer portfolio and EUR 154 mln for the commercial portfolio.

Taxes:	The effective tax rate on operating profit for the first half is 18.4% compared with 26.9% for the first half of 2005. Included in 2006 are tax credits, tax charges due to changes in law and tax exempt gains which exceed 2005 levels. The tax credits are due to a combination of finalisation of tax returns as well as a fiscal restructuring. In the second half the effective tax rate is likely to remain close to levels seen over the last few years.

Profit for the period:	The Group’s profit for the period increased to EUR 2,252 mln, up 17.7% compared with the first half of 2005. Excluding the consolidation of Banca Antonveneta, the gains on the sale of Bishopsgate and K&H bank, and the Services restructuring charge, the increase was 11.2%.

Net profit attributable to
ABN AMRO shareholders:	Net profit attributable to shareholders was EUR 2,219 mln. Minority interest went up by EUR 1 mln to EUR 33 mln. The minority interest related to Banca Antonveneta was EUR 17 mln.

Second quarter 2006 compared with first quarter 2006

Operating income:	The operating income of the Group increased by 3.5% . The gain on the sale of K&H Bank increased revenues by EUR 208 mln. Excluding the sale of K&H Bank, the Group’s operating income was flat. The higher revenues in the BU Global Clients, the BU North America and Banca Antonveneta were offset by lower revenues in the BU Europe and Group Functions. The growth in revenues in the BU Global Clients came after a seasonally weak first quarter, as already indicated in the first quarter results, and were driven by the closure of a number of deals towards the end of the first half in the Technology, Media & Telecommunications and Financial Institutions & Public Sector industry groups. The BU North America grew revenues as a result of increased activities from the former WCS commercial clients as well as higher income from its commercial banking franchise. The revenues of Banca Antonveneta increased on the back of better results in non-interest income. Operating income in the BU Europe went down as the contribution from Global Markets to the BU Europe dropped significantly. Revenues in Group Functions declined as a result of lower asset and liability management income and a lower contribution from our stakes in Italy, partly due to the absence of the contribution of our stake in Banca Antonveneta and partly due to adjustments in the first quarter of 2006 related to the results of Banca Antonveneta in the fourth quarter of 2005.

Operating expenses:

The Group’s operating expenses rose by 4.4% due to cost increases in nearly all BUs, partly as a result of restructuring charges, net of releases, of EUR 84 mln (EUR 137 mln gross charges minus EUR 53 mln releases of prior years’ provisions). Excluding the restructuring charge, second quarter expenses increased by 2.2% to EUR 3,982 mln.

The restructuring charges net of releases were booked as follows:

(in EUR mln)
BU Netherlands	29
BU Europe	32
BU North America	12
BU Latin America	12
BU Asia	4
BU Global Clients	19
BU Private Clients	(1)
Group Functions	(24)

Total	84
(Due to minor rounding differences the sum of the numbers does not match the Total number)

The BU Netherlands continued to exercise strict cost control, resulting in flat expenses, excluding restructuring charges. The main increase in expenses was in the BUs Global Clients and Europe, due to increased costs for Sarbanes-Oxley, Basel II and compliance.

Operating result:	The operating result increased by 1.6%, leading to an efficiency ratio of 69.6% . Excluding the gain on the sale of K&H Bank and the net Services restructuring charge, the operating result went down by 5.5% . The decline in the operating result was mainly caused by the lower results of the BU Europe and Group Functions, as already explained in the sections above on operating income and operating expenses. In line with the guidance given with the first quarter results, the operating result of Banca Antonveneta was higher than the first quarter. We expect that each of the last two quarters of the year will be better than the first quarter.

Loan impairments:	Provisioning levels continued to go up and reached EUR 430 mln, of which EUR 312 mln for the consumer portfolio and EUR 101 mln for the commercial portfolio. The increase of EUR 99 mln was due to increases in the BUs Latin America, North America and Asia. The increase in the BU Latin America was mainly due to the rise in absolute consumer loan volumes; as in the first quarter, the net credit result (net interest income minus provisions) improved. For the second half of the year, we expect the level of provisioning relative to RWA in the BU Latin America to trend lower from the second quarter level of 447 basis points of average RWA. The BU North America saw the long-expected increase in provisions in its commercial loan portfolio from historically low levels, mainly due to releases and recoveries diminishing. However, the quality of the commercial loan portfolio remains high. The BU Asia continued to suffer from the industry-wide credit card issues in Taiwan. We believe that provisions in Taiwan have peaked and that in the second half provisioning in the BU Asia in absolute terms will be at the same level as the first half. In terms of commercial provisioning, it is obvious that provisions are at historically low levels. However, as the commercial credit environment remains benign, we do not expect significant increases in the second half of the year.

Taxes:	The effective tax rate was 9.7% compared with 26.7% for the first quarter of 2006. The tax rate in the second quarter of 2006 was low as a result of lower effective tax rates in the BUs North America and Latin America and in Group Functions.

Profit for the period:	The profit for the period increased by 17.0%, mainly due to the gain on the sale of K&H Bank. Excluding the gain on K&H Bank and adjusted for the net Services restructuring charge, the profit for the period was up 5.0%, as the lower operating result was more than offset by lower taxes.

Risk-weighted assets:	RWA were EUR 300.2 bln at 30 June 2006, EUR 5.1 bln lower compared with 31 March 2006, mainly as a result of a credit default swap transaction, which lowered RWA by EUR 6.7 bln. We do not expect significant growth in RWA since we expect organic growth in the businesses to be offset by the impact of disposals and disciplined capital management.

Capital ratios:	The tier 1 ratio at 30 June 2006 stood at 8.16%, an increase of 9 basis points compared with 31 March 2006. The core tier 1 ratio increased by 13 basis points to 5.99% . The total BIS ratio stood at 10.76%, an increase of 34 basis points, mainly due to the net issue of tier 2 capital.

Recent developments

On 27 April 2006, the Annual General Meeting of Shareholders approved the 2005 annual accounts and set the dividend for the 2005 financial year at EUR 1.10 per ordinary share of EUR 0.56 nominal value. The Annual General Meeting of Shareholders also approved the nomination of Mr Gert-Jan Kramer and Mr Gerhard Randa as members of the Supervisory Board, and the reappointment of Mr Arthur Martinez.

ABN AMRO announced on 25 May 2006, that it had agreed to sell its Futures business to UBS for an initial consideration of USD 386 mln, subject to meeting certain closing conditions. Closing is expected towards the end of the third quarter, and further information with regard to the final consideration, net gains and capital release will be provided at that time. The sale follows a strategic review of the Futures business, which found that this activity is not core to ABN AMRO’s Group strategy. The Futures business offers execution, clearing and related services for exchange-traded futures and options contracts.

On 26 May 2006, ABN AMRO announced that its share buy-back programme of EUR 600 mln was completed. A total of 25,367,072 shares were bought at an average price of EUR 23.24. The share buy-back programme was announced on 14 December 2005 and started on 9 February 2006.

On 30 May 2006, KBC announced it had completed the deal to acquire ABN AMRO’s entire 40.2% shareholding in Hungarian Kereskedelmi és Hitelbank (K&H Bank), raising KBC’s current shareholding from 59.4% to 99.6% . As planned, KBC paid EUR 510 million for the 40.2% stake.

On 31 May 2006, ABN AMRO announced that its Supervisory Board appointed Mr André Olijslager as its vice-chairman. Mr Olijslager has been a member of the Supervisory Board since April 2004. In his new role as vice-chairman he succeeds Mr Arthur Martinez, who was appointed chairman of the Supervisory Board at the Annual General Meeting of Shareholders on 27 April 2006.

On 6 June 2006, ABN AMRO Asset Management announced the increase of the shareholding in its Chinese joint venture from 33% to 49%. On the same date, the local partner in the joint venture changed from XiangCai Securities to Northern Trust, a member of Tianjin TEDA Holdings. Reflecting this change, the joint venture was rebranded as ABN AMRO TEDA Fund Management Company Ltd.

On 12 June 2006, ABN AMRO and Banca Intesa announced that Banca Intesa had exercised its right to sell half of its existing 7.72% holding in Banco ABN AMRO Real capital to ABN AMRO and that ABN AMRO, having the right to pay Banca Intesa in cash or shares, opted for the cash payment. Banca Intesa received approximately EUR 224 mln, making a capital gain of approximately EUR 35 million. Banca Intesa acquired an 11.58% holding in Banco ABN AMRO Real in 2003 in partial consideration for that year's sale of its 94.57% stake in Banco Sudameris Brasil to Banco ABN AMRO Real. In relation to that transaction, Banca Intesa obtained the right to sell one third of its position in Banco ABN AMRO Real to ABN AMRO in June 2005, a further one third in June 2006 and the remainder in June 2007. In June 2005, Banca Intesa had exercised its put option on one third of its 11.58% shareholding. ABN AMRO holds a call option exercisable at any time which conveys the right to acquire the Banco ABN AMRO Real shares owned by Banca Intesa. In any case, ABN AMRO has the option to pay Banca Intesa either in cash or shares.

On 30 June 2006, Rabobank Nederland and ABN AMRO announced that on 1 October 2006 they will launch a joint cash processing company named Gavea. The cooperation between Rabobank Nederland and ABN AMRO offers benefits in both quantitative and qualitative terms, such as enhanced quality assurance, control, stability and supervision. In addition, the alliance also produces cost efficiencies in the fields of processing and information technology. Both banks are taking a 50% interest in the new company. Gavea will provide employment for 225 employees (FTEs) who will all be from ABN AMRO. The two banks decided to cooperate in this field because the Dutch Central Bank will largely phase out its cash processing tasks from 1 January 2008. By joining forces, Rabobank Nederland and ABN AMRO aim to keep the long-term costs of cash processing under control.

On 17 July 2006, ABN AMRO announced the divestment of its domestic asset management business in Taiwan. ABN AMRO Asset Management remains committed to Taiwan, but now adopts an offshore product focus through its Securities and Investment Consulting Enterprise (SICE). The decision is in line with ABN AMRO's strategy to focus on its expanding Taiwanese offshore funds business while leveraging the Group's international asset management platform and capabilities.

On 29 July 2006, ABN AMRO announced that it has exercised its right to acquire the remaining 3.4 million shares it did not own in Banca Antonveneta following the expiration of its tender offer on 31 March 2006. After the tender offer, ABN AMRO owned 98.9% of Banca Antonveneta’s total share capital of 308.8 million shares. The acquisition of the remaining shares is in line with Italian regulations after ABN AMRO obtained more than 98% of Banca Antonveneta in its mandatory public offer. The price has been set by an expert appointed by the Chairman of the Tribunal of Padua at EUR 26.50 per share. The owners of the shares may obtain payment directly from their depositary banks.

On 31 July 2006, ABN AMRO announced that it intends to sell the property and asset management activities of its Bouwfonds subsidiary to Rabobank for EUR 845 mln. The transaction concerns Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding. Furthermore, ABN AMRO signed a letter of intent with SNS Reaal for the sale of Bouwfonds Property Finance for approximately EUR 840 mln. Parties expect to agree on final terms before the end of the third quarter of 2006. Both transactions are subject to the approval of the relevant supervisory and competition authorities and works councils and are expected to close before the end of the year. After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a net gain on the sale of at least EUR 350 mln. ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain, after completion. The RWA for Bouwfonds at the end of the second quarter amounted to EUR 12.4 bln.

The bank continues to be engaged in the Bank Secrecy Act compliance issues and related written agreement described in previous press releases. Investigations have had and will continue to have an impact on the bank’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

The BU Netherlands
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	1,640	1,710	(4.1)	822	818	0.5	907	(9.4)
Net commissions	420	337	24.6	184	236	(22.0)	121	52.1
Net trading income	283	207	36.7	150	133	12.8	91	64.8
Other operating income	299	249	20.1	153	146	4.8	124	23.4

Total operating income	2,642	2,503	5.6	1,309	1,333	(1.8)	1,243	5.3
Total operating expenses	1,722	1,772	(2.8)	885	837	5.7	918	(3.6)

Operating result	920	731	25.9	424	496	(14.5)	325	30.5
Loan impairment	180	136	32.4	92	88	4.5	67	37.3

Operating profit before tax	740	595	24.4	332	408	(18.6)	258	28.7
Income tax expense	216	182	18.7	97	119	(18.5)	75	29.3

Profit for the period	524	413	26.9	235	289	(18.7)	183	28.4

Efficiency ratio	65.2%	70.8%		67.6%	62.8%		73.9%

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	172.4	176.9	(2.5)		182.3	(5.4)
Risk-weighted assets	86.7	78.7	10.2		84.6	2.5

In order to facilitate the analysis, we have split the BU Netherlands into two parts: the BU Netherlands excluding Bouwfonds non-mortgage, and Bouwfonds non-mortgage.

The BU Netherlands excluding Bouwfonds non-mortgage
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	1,557	1,635	(4.8)	784	773	1.4	868	(9.7)
Net commissions	420	333	26.1	184	236	(22.0)	121	52.1
Net trading income	283	207	36.7	150	133	12.8	91	64.8
Other operating income	92	84	9.5	46	46	0.0	44	4.5

Total operating income	2,352	2,259	4.1	1,164	1,188	(2.0)	1,124	3.6
Total operating expenses	1,568	1,632	(3.9)	801	767	4.4	844	(5.1)

Operating result	784	627	25.0	363	421	(13.8)	280	29.6
Loan impairment	178	136	30.9	93	85	9.4	67	38.8

Operating profit before tax	606	491	23.4	270	336	(19.6)	213	26.8
Income tax expense	173	148	16.9	76	97	(21.6)	61	24.6

Profit for the period	433	343	26.2	194	239	(18.8)	152	27.6

Efficiency ratio	66.7%	72.2%		68.8%	64.6%		75.1%

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	159.3	164.3	(3.0)		169.4	(6.0)
Risk-weighted assets	74.3	66.7	11.4		72.4	2.6

The BU Netherlands (BU NL) consists of the activities of the former Consumer & Commercial Clients BU NL, the former Bouwfonds mortgage business and the former WCS NL business. In the analysis below, the consumer and commercial clients business refers to the former BU NL together with the Bouwfonds mortgage activities.

In the first half of 2006, approximately 12% of revenues of the BU NL were Global Markets revenues, the remainder being revenues from the former BU NL and the mortgage activities of Bouwfonds.

The comparison between the results of the first half 2006 and the first half 2005 is affected by EUR 104 mln of prepayment penalties received in the first half of 2005 (whereas prepayment penalties received in 2006 are offset by steering actions on related funding) and a restructuring charge in 2006 of EUR 29 mln relating to the new service initiatives.

First half 2006 compared with first half 2005

  Total operating income grew by 4.1% to EUR 2,352 mln. Excluding the items mentioned above, operating income increased by 9.1% to EUR 2,352 mln, mainly due to the strong growth in the consumer and commercial clients business and the improved results from the former WCS NL activities. On that basis, operating income for the consumer and commercial clients business grew by EUR 153 mln. This result was achieved on the back of strong improvements in client satisfaction levels and an improved product offering particularly for our mid-market consumer client base. Revenues from the former WCS
  NL activities increased by EUR 88 mln due to volume growth in loans and better results from FX products showing the benefit of increased cooperation with Global Markets.

  Average loan volumes for the consumer and commercial client business grew 8.5%. This is a combination of double-digit growth in commercial loans and high single digit growth in consumer loans excluding mortgage. The mortgage portfolio increased by 7.4% to EUR 78 bln. New mortgage production volumes rose by 11%. This lower growth compared with previous periods resulted from lower refinancing volumes. The increase in loan volumes compensated for lower margins. In particular, margins on the mortgage portfolio declined due to the continued strong competition in the mortgage market.

  In terms of liabilities, consumer savings volumes grew by 3% with a stable market share above 20%. Margins on consumer savings products increased. Commercial savings volumes rose by 9%, which was related to the need of mid-sized corporate clients for higher cash balances in an improving economy. Margins on commercial savings declined slightly due to strong price competition.

  Total operating expenses decreased by 3.9% to EUR 1,568 mln. Excluding the EUR 29 mln restructuring charge for the Services initiative, expenses came down by 5.7% to EUR 1,539 mln. This was the result of strong cost control at the BU NL. Expenses decreased mainly due to lower staff costs, as a result of a reduction in FTEs, and to the positive impact of the last two collective labour agreements. The reduction in staff costs was partly offset by higher administrative expenses related to outsourcing.

  The operating result increased by 25.0% to EUR 784 mln. The efficiency ratio improved by 5.5 percentage points to 66.7%. Excluding the items mentioned above, the operating result rose 55.4% to EUR 813 mln and the efficiency ratio improved by 10.3 percentage points to 65.4%.

  Provisioning increased by EUR 42 mln to EUR 178 mln, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix from mortgages to consumer and SME credits. While this shift will continue, the BU NL implemented initiatives to reduce the provisioning level. The former WCS NL reported no net provisioning in the first half of 2006. Provisioning for the second half of 2006 is expected to remain at around the same level as for the first half of the year.

  Profit for the period increased by 26.2% to EUR 433 mln. Excluding the items mentioned above, the profit for the period rose 68.1% to EUR 454 mln.

Second quarter 2006 compared with first quarter 2006

  Total operating income was 2.0% lower at EUR 1,164 mln. Operating income from the consumer and commercial clients business increased by EUR 9 mln, while the former WCS NL operating income decreased by EUR 33 mln. The decrease was due to a refinement in allocations, which had a EUR 38 mln negative impact on commission income. Excluding this refinement, the former WCS NL operating income increased by EUR 5 mln and total operating income increased by 1.2% to EUR 1,183 mln.

  Net interest income was up 1.4% to EUR 784 mln. Interest income from the consumer and commercial clients increased by EUR 17 mln. Net interest income from savings products grew as a result of higher margins on all savings products in combination with higher volumes in consumer savings and lower commercial savings volumes. Net interest income from loans was lower as increases in volumes, in particular in commercial loans, could not make up for lower margins. Mortgages showed a 7% decline in new production due to the slowdown in refinancing. Mortgage market share in the second quarter decreased 0.5 percentage points to 11.5% while margins remained under pressure due to strong competition.

  Net commissions decreased EUR 52 mln to EUR 184 mln. However, excluding the EUR 38 mln refinement related decrease, net commissions went down by EUR 14 mln. Commissions in consumer and commercial clients decreased by EUR 20 mln as higher income from asset management products, were more than offset by lower insurance commissions. The decline in insurance commissions was seasonal as yearly renewals are booked in the first quarter. New pension and life insurance products were introduced at the end of the second quarter and are expected to benefit commission income in the second half of the year.

  Net trading income increased 12.8% to EUR 150 mln, mainly related to an increase in client-related trading income on the back of the introduction of new FX option products.

  Total operating expenses increased by 4.4% to EUR 801 mln, mainly due to the Services restructuring charge of EUR 29 mln booked in the second quarter. Excluding the restructuring charge, expenses were virtually flat at EUR 772 mln.

  The operating result decreased by 13.8% to EUR 363 mln. The efficiency ratio increased by
  4.2 percentage points to 68.8%. Excluding the restructuring charge and the refinement in commission income, the operating result increased by 2.2% to EUR 411 mln, and the efficiency ratio improved by 0.3 percentage points to 65.3%.

  Provisioning increased by EUR 8 mln to EUR 93 mln mainly as a result of higher provisions in the SME segment. As a result the provisioning level increased from 49 basis points of average RWA to 51 basis points of RWA.

  The effective tax rate for the BU NL was relatively flat at 28.1%.

  Profit for the period was down 18.8% to EUR 194 mln. Excluding the restructuring charge and the refinement in commission income, the profit for the period was up by 0.9% to EUR 228 mln.

  Risk-weighted assets increased by EUR 1.9 bln to EUR 74.3 bln, as a result of loan volume growth in the consumer and commercial client business.

  Strategic initiatives

  Some smaller clients from the former WCS business were moved into the Corporate Client Unit (CCU) and a number of the SME offices. This will reduce the cost of coverage for these clients. The current focus is on revenue growth. A steering committee is in place with representatives from Global Markets, the BU NL and the BU Europe. The steering committee’s main goal is to stimulate the cascading of products from Global Markets to the CCU and SMEs. This includes training to improve product knowledge within the BU NL and active introduction of staff to their GM counterparts. Similar initiatives are currently developed with the BU Global Clients and Transaction Banking to ensure synergies are maximised.

  The Young Professionals concept proves its success as being the feeder of clients into our ‘sweet spot’ Consumer Client Segment. In the second quarter, the Young Professional Starter Kit was launched. It is offered to students who are about to graduate. The kit offers an attractive combination of banking services and lifestyle products tailored to the clients’ new phase in life. The Young Professionals customer base continued its growth to 60,000 clients at the end of the second quarter and is well on track to reach the 75,000 mark by the end of the year. Given its success in the Netherlands, the Young Professionals concept will be extended to selected markets in Asia and Latin America. The adaptation of winning marketing formulas across the ABN AMRO Group is a cornerstone of the bank’s drive to maximise the potential of the Group.

  During the first half of 2006 the BU NL introduced a new training programme for staff in the bankshops. This ‘Bestseller’ programme is aimed at improving sales effectiveness and customer satisfaction by improving the customer-focused approach, in line with the Group’s client-led strategy. ‘Bestseller’ has been developed for the BU NL and is now being rolled out to the other regional BUs, in line with our efforts to share best practice within the Group.

Bouwfonds non-mortgage
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	83	75	10.7	38	45	(15.6)	39	(2.6)
Net commissions	0	4		0	0		0
Other operating income	207	165	25.5	107	100	7.0	80	33.8

Total operating income	290	244	18.9	145	145	0.0	119	21.8
Total operating expenses	154	140	10.0	84	70	20.0	74	13.5

Operating result	136	104	30.8	61	75	(18.7)	45	35.6
Loan impairment	2	0		(1)	3		0

Operating profit before tax	134	104	28.8	62	72	(13.9)	45	37.8
Income tax expense	43	34	26.5	21	22	(4.5)	14	50.0

Profit for the period	91	70	30.0	41	50	(18.0)	31	32.3

Efficiency ratio	53.1%	57.4%		57.9%	48.3%		62.2%

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	13.1	12.6	4.0		12.9	1.6
Risk-weighted assets	12.4	12.0	3.3		12.2	1.6

Bouwfonds non-mortgage consists of the former Bouwfonds activities excluding the mortgage activities that were transferred to the BU NL.

First half 2006 compared with first half 2005

The operating result increased by 30.8% to EUR 136 mln. The increase was driven by a rise in operating income of 18.9% to EUR 290 mln as a result of favourable developments in both the property development and property finance businesses. Expenses increased by 10.0% to EUR 154 mln due to investments in the growth of the business.

Second quarter 2006 compared with first quarter 2006

The operating result decreased by 18.7% to EUR 61 mln as a result of flat operating income and a 20.0% increase in expenses mainly due to higher bonus accruals.

Recent developments

On 31 July 2006, ABN AMRO announced that it intends to sell the property and asset management activities of its Bouwfonds subsidiary to Rabobank for EUR 845 mln. The transaction concerns Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding. Furthermore, ABN AMRO signed a letter of intent with SNS Reaal for the sale of Bouwfonds Property Finance for approximately EUR 840 mln. Parties expect to agree on final terms before the end of the third quarter of 2006. Both transactions are subject to the approval of the relevant supervisory and competition authorities and works councils, and are expected to close before the end of the year. After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a net gain on the sale of at least EUR 350 mln. ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain, after completion. The RWA for Bouwfonds at the end of the second quarter amounted to EUR 12.4 bln.

The BU Europe
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	645	(100)		347	298	16.4	(41)
Net commissions	415	130	219.2	225	190	18.4	74	204.1
Net trading income	357	476	(25.0)	51	306	(83.3)	274	(81.4)
Results from fin. transactions	56	11		77	(21)		(10)
Results from equity holdings	0	(2)		0	0		(4)
Other operating income	51	45	13.3	26	25	4.0	40	(35.0)

Total operating income	1,524	560	172.1	726	798	(9.0)	333	118.0
Total operating expenses	1,330	560	137.5	709	621	14.2	320	121.6

Operating result	194	0		17	177	(90.4)	13	30.8
Loan impairment	51	(23)		19	32	(40.6)	(18)

Operating profit before tax	143	23		(2)	145		31
Income tax expense	155	13		77	78	(1.3)	4

Profit for the period	(12)	10		(79)	67		27

Efficiency ratio	87.3%	100.0%		97.7%	77.8%		96.1%

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	386.0	304.8	26.6		375.9	2.7
Risk-weighted assets	64.8	28.1	130.6		68.2	(5.0)

In order to facilitate the analysis, we have split the BU Europe into two parts: the BU Europe excluding Banca Antonveneta, and Banca Antonveneta.

The BU Europe excluding Banca Antonveneta
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	113	(100)		74	39	89.7	(41)
Net commissions	124	130	(4.6)	83	41	102.4	74	12.2
Net trading income	319	476	(33.0)	31	288	(89.2)	274	(88.7)
Results from fin. transactions	33	11		56	(23)		(10)
Results from equity holdings	0	(2)		0	0		(4)
Other operating income	4	45	(91.1)	2	2		40	(95.0)

Total operating income	593	560	5.9	246	347	(29.1)	333	(26.1)
Total operating expenses	685	560	22.3	379	306	23.9	320	18.4

Operating result	(92)	0		(133)	41		13
Loan impairment	(6)	(23)		(6)	0		(18)

Operating profit before tax	(86)	23		(127)	41		31
Income tax expense	22	13	69.2	(5)	27		4

Profit for the period	(108)	10		(122)	14		27

Efficiency ratio	115.5%	100.0%		154.1%	88.2%		96.1%

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	337.3	304.8	10.7		325.7	3.6
Risk-weighted assets	26.8	28.1	(4.6)		29.2	(8.2)

The BU Europe is present in 28 countries and covers clients based in Europe (excluding the Netherlands), Russia, Kazakhstan, Uzbekistan, Turkey and Africa and includes a large part of the BU Global Markets infrastructure.

The BU Europe serves two clients bases: commercial clients formerly served by WCS (excluding the clients served by the BU Global Clients) and consumer clients formerly served by New Growth Markets.

In the first half of 2006, approximately two thirds of the BU Europe’s revenues were Global Markets revenues.

The half year-on-half year comparison is impacted by the EUR 43 mln pre-tax (EUR 39 mln net) gain on the sale of the Bishopsgate office in London in the second quarter of 2005. The half year-on-half year and the quarter-on-quarter comparisons below are also impacted by the Services restructuring charge of EUR 32 mln pre-tax (EUR 25 mln net of tax), booked in the second quarter of 2006.

The second quarter results of the BU Europe are lower than the first quarter, despite an improvement in the underlying client business, especially in the Financial Institutions sector. The BU Europe has accelerated a series of initiatives intended to generate a positive result for the full year 2007 through a combination of investing in revenue growth and extracting cost savings. The focus is on productivity: to leverage our existing client, product and regional base while supporting innovation and controlling the cost base. Following through on the Group reorganisation, the BU Europe aims to streamline its European hub support functions further. It has also launched initiatives to grow revenues from its target client base in line with the Group strategy; to grow revenues and improve the profitability of core products; and to reduce costs in its support organisation and product delivery platforms. These initiatives are in addition to the measures announced with the first quarter results and are being implemented jointly with the BU Global Markets, Transaction Banking, Group Functions and Services in order to reduce the overall front-to-back operating costs of the business while building the flexibility to exploit market opportunities.

First half 2006 compared with first half 2005

  Total operating income increased by 5.9% on the back of higher Global Markets and Transaction Banking revenues. Excluding the gain on the sale of Bishopsgate, total operating income increased by 14.7%.

  Global Markets revenues benefited from increased client activity and (client-related) trading revenues, especially in the first quarter, on the back of favourable markets. The build-up of our structured derivatives capabilities over the past 18 months is bearing fruit and has been complemented, particularly in the first quarter, by significantly increased equity market activity and the repositioning of our equities products platform in the second half of 2005. The results of the BU Europe have been, and will continue to be, impacted by market volatility going forward.

  Transaction Banking revenues increased, driven by higher revenues generated from the strategic focus on emerging markets. This led to increased cash flow advisory revenues, particularly in Russia and Kazakhstan, as well as a strong increase in trade financing revenues in emerging markets and France.

  Over 40% of the BU Europe’s client revenues in the first half came from Financial Institutions, reflecting the strategy to increase the focus on this sector. The BU Europe is investing in upgrading Financial Institutions coverage over the forthcoming year in order to build on this sound revenue base.

  Total operating expenses increased by 22.3%. Excluding the restructuring charge, operating expenses increased by 16.6%. This is mainly due to the relatively lower cost base in the first half of 2005, compared with the progressive ramp-up of investments during the second half of 2005 and into the first half of 2006 in the Derivatives Step Change programme, in Private Investor Products, compliance, Sarbanes-Oxley and Basel II.

  The operating result decreased by EUR 92 mln to a loss of EUR 92 mln. Excluding the Services restructuring charge and the gain on the sale of Bishopsgate, the operating result declined by EUR 17 mln to a loss of EUR 60 mln and the efficiency ratio increased to 110.1%, a small improvement compared with the full year 2005 efficiency ratio of 113.0% (excluding Bishopsgate).

  Lower provision releases resulted in a net release of EUR 6 mln. Net provisioning levels are expected to increase moderately during the remainder of the year.

  Profit for the period declined by EUR 118 mln to a loss of EUR 108 mln. Excluding the Services restructuring charge and the gain on the sale of Bishopsgate, profit for the period declined by EUR 56 mln to a loss of EUR 85 mln.

Second quarter 2006 compared with first quarter 2006

  Total operating income decreased by 29.1% as Global Markets revenues declined significantly on the back of a very strong first quarter.

  Global Markets client activity slowed down modestly in the second quarter, however (client-related) trading revenues declined significantly as a result of market conditions. Relative to the first quarter, which had seen particularly strong equities volumes, equities cash and derivative revenues showed a large decline and were only partly offset by higher revenues in fixed income trading and Fixed Income Capital Markets.

  Transaction Banking revenues increased due to the growth in cash flow advisory revenues driven by growth in emerging markets while trade financing revenues remained stable.

  Total client revenues in the BU Europe grew compared with the first quarter, especially in southern Europe and emerging markets. This was driven by strong growth in revenues from Financial Institutions and the Energy and Resources sector. The initiatives launched by the BU Europe aim to grow this solid revenue base through improved cross-sell and product profitability.

  Total operating expenses increased 23.9%. Excluding the restructuring charge, total operating expenses were up 13.4%, primarily driven by higher investments in Basel II, Sarbanes-Oxley and compliance.

  The operating result declined EUR 174 mln to a loss of EUR 133 mln. Excluding the restructuring charge, operating profit declined to a loss of EUR 101 mln, and the efficiency ratio increased to 141.1%.

  EUR 6 mln of provisions were released compared with no provisions in the previous quarter.

Banca Antonveneta
(in millions of euros)
	BAPV results stand alone			Purchase accounting			Total

	ytd 2006	Q2 2006	Q1 2006	ytd 2006	Q2 2006	Q1 2006	ytd 2006	Q2 2006	Q1 2006

Net interest income	572	290	282	(40)	(17)	(23)	532	273	259
Net commissions	291	142	149	0	0	0	291	142	149
Net trading income	38	20	18	0	0	0	38	20	18
Results from fin. transactions	43	40	3	(20)	(19)	(1)	23	21	2
Other operating income	47	24	23	0	0	0	47	24	23

Total operating income	991	516	475	(60)	(36)	(24)	931	480	451
Total operating expenses	556	287	269	89	43	46	645	330	315

Operating result	435	229	206	(149)	(79)	(70)	286	150	136
Loan impairment	57	25	32	0	0	0	57	25	32

Operating profit before tax	378	204	174	(149)	(79)	(70)	229	125	104
Income tax expense	187	109	78	(54)	(27)	(27)	133	82	51

Profit for the period	191	95	96	(95)	(52)	(43)	96	43	53

Efficiency ratio	56.1%	55.6%	56.6%				69.3%	68.8%	69.8%

The purchase accounting impact results from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and/or adjust realised gains on sales of related assets and liabilities.

As we only took control on 2 January 2006 no comparison is made between first half 2006 and first half 2005.

Second quarter 2006 compared with first quarter 2006

  Total operating income increased by 8.6% to EUR 516 mln on the back of better results in non-interest income as well as net interest income.

  Non-interest income increased by 17.1% due to a rise in trading income and merchant banking revenues (booked in results from financial transactions). This increase was only partially offset by a reduction in commissions on Assets under Management products and banking transactions. Net interest income grew 2.8% to EUR 290 mln due to the better asset mix as well as lower funding costs.

  Total operating expenses were up by 6.7% to EUR 287 mln, despite a reduction in staff costs. The increase was due to other administrative expenses, which grew as a result of the integration process and mainly consisted of consultancy costs and advertising. The lower staff costs reflect the impact of the redundancy scheme (as part of its industrial plan), which reduced staff numbers by 230 since the start of the year.

  The operating result increased by 11.2% to EUR 229 mln and the efficiency ratio improved from 56.6% to 55.6%. As mentioned before, we expect the third and fourth quarter operating result to be better than the first quarter operating result of EUR 206 mln.

  Provisions decreased by 21.9 % to EUR 25 mln compared with EUR 32 mln in the first quarter.

  Taxes increased from EUR 78 mln to EUR 109 mln due to a new tax law on deductibility of non- performing loan losses which led to an additional charge of EUR 35 mln. As a result of the new law, future recoveries will not be taxable either.

  Profit for the period went down by 1.1% to EUR 95 mln. Excluding the impact of the additional tax charge, the net profit increased by 35.4%.

Recent developments

On 29 July 2006, ABN AMRO announced that it has exercised its right to acquire the remaining 3.4 million shares it did not own in Banca Antonveneta following the expiration of its tender offer on 31 March 2006. After the tender offer, ABN AMRO owned 98.9% of Banca Antonveneta’s total share capital of 308.8 million shares. The acquisition of the remaining shares is in line with Italian regulations, after ABN AMRO obtained more than 98% of Banca Antonveneta in its mandatory public offer. The price has been set by an expert appointed by the Chairman of the Tribunal of Padua at EUR 26.50 per share. The owners of the shares may obtain payment directly from their depositary banks.

The BU North America
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change [1]	Q2 2006	Q1 2006	% change	% change [1]	Q2 2005	% change	% change [1]

Net interest income	1,209	1,107	9.2	6.1	610	599	1.8	7.5	489	24.7	27.5
Net commissions	363	345	5.2	2.2	173	190	(8.9)	(3.8)	183	(5.5)	(3.2)
Net trading income	132	71	85.9	81.3	83	49	69.4	78.8	62	33.9	36.9
Results from fin. transactions	67	57	17.5	26.7	72	(5)			58	24.1	27.2
Results from equity holdings	3	2			1	2			1
Other operating income	185	184	0.5	(2.9)	84	101	(16.8)	(12.1)	86	(2.3)	(0.1)

Total operating income	1,959	1,766	10.9	8.1	1,023	936	9.3	15.4	879	16.4	19.0
Total operating expenses	1,361	1,199	13.5	10.3	694	667	4.0	9.8	612	13.4	15.9

Operating result	598	567	5.5	3.5	329	269	22.3	29.6	267	23.2	26.1
Loan impairment	25	(25)			39	(14)			15	160.0	166.0

Operating profit before tax	573	592	(3.2)	(5.5)	290	283	2.5	8.6	252	15.1	17.8
Income tax expense	48	121	(60.3)	(66.5)	(9)	57			34

Profit for the period	525	471	11.5	10.1	299	226	32.3	40.2	218	37.2	40.5

Efficiency ratio	69.5%	67.9%			67.8%	71.3%			69.6%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	159.6	148.4	7.5		156.9	1.7
Risk-weighted assets	71.9	74.2	(3.1)		75.0	(4.1)

The BU North America comprises the former Consumer & Commercial Clients BU North America and the former WCS North America activities. In the first half of 2006, approximately 7% of the BU NA revenues were Global Markets revenues.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First half 2006 compared with first half 2005

  Total operating income increased by 8.1% on the back of an improved contribution from all business lines.

  The revenues of the commercial banking franchise increased by 16.2% driven by loan growth, improved deposit spreads combined with stable deposit volumes, as well as higher non-interest income. Loan growth of 12.8% was partly offset by a decline in loan spreads as a result of the competitive environment and the impact of the flattening yield curve. Non-interest income grew by 38% primarily as a result of an increase in syndication mandates, improved cross-selling of derivatives and foreign exchange products and higher cash management fee income.

  The operating income of the retail banking business increased by 3.9% on the back of a strong increase in commission income and modest growth in net interest income. Commission income went up by 10.2% driven by increased debit card usage, as a result of clients moving towards more electronic payments. Net interest income grew by 1.3% due to higher deposit volumes and stable deposit spreads, partly offset by lower income from home equity loans due to a moderate decline in balances and lower spreads.

  Revenues from mortgage banking decreased by 13.5% to USD 168 mln and represented 6.7% of the total operating income of the BU NA. The US mortgage market continued to contract, resulting in sustained competitive pressure. Consequently, origination volumes declined 23.6% to USD 17.2 bln, and origination margins decreased significantly. The revenues from mortgage servicing were stable at USD 135 mln, with the positive impact of increased servicing revenue and lower Mortgage Servicing Rights (MSR) amortisations being offset by decreased hedging income and higher MSR hedge ineffectiveness due to increased interest rate volatility. Management has focused strongly on becoming a leaner organisation that is more adaptable to dynamic market conditions. As a result of this focus, operating expenses for the mortgage business were significantly lower and the profit contribution from this business improved, despite the significant decline in originations.

  Total operating expenses increased by 10.3% mainly due to an increase in costs related to investments in Group Services IT action tracks, increased consulting and audit expenses related to compliance initiatives, lower bonus accruals in the first half of 2005, as well as the restructuring charge of EUR 12 mln for the additional Services initiative announced with the first quarter results. Excluding the restructuring charge, operating expenses were up 9.3%.

  The operating result improved by 3.5% and the efficiency ratio increased by 1.6 percentage points to 69.5%. Excluding the aforementioned restructuring charge, the operating result improved by 5.7% and the efficiency ratio increased by 1.0 percentage point to 68.9%. Management attention remains fixed on addressing the relatively high efficiency ratio of the former WCS activities. These efforts are aimed at building on cross-selling opportunities and eliminating redundancies in client coverage and processes.

  Provisioning increased by EUR 50 mln from a net release of EUR 25 mln to a net charge of EUR 25 mln, or 7 basis points of RWA, mainly as a result of lower recoveries and releases. The credit quality of the loan portfolio remains at historically high levels. It is our view that the BU NA is currently at the peak of a strong credit quality cycle, and although the credit environment is expected to remain benign, we do expect commercial provisioning to increase modestly from its second quarter level in the second half.

  The effective tax rate declined from 20.4% to 8.4% due to a large release of tax liabilities in the second quarter.

  Profit for the period increased by 10.1%.

Second quarter 2006 compared with first quarter 2006

  Total operating income increased by 15.4% on the back of higher contributions from all business lines and to a significant extent driven by a positive contribution of the North American Global Markets business. Global Markets was able to capitalise on the increased market volatility in interest rates and oil and gas prices, growing client-related trading income and leveraging improved distribution of products to BU NA’s commercial client base, especially foreign exchange hedging-related products, which were in high demand by clients due to volatile markets.

  Revenues of the commercial banking business increased by 8.8%, on the back of increased gains from commercial mortgage-backed securities and multi-family loan sales, as well as loan growth of 2.7% at stable loan margins. Commercial deposit volumes declined from seasonal highs at the beginning of the year, while deposit spreads were lower.

  The operating income of the retail banking activities increased by 3.7% due to growth in both non- interest and net interest income. The improvement in non-interest income was driven by an increase in ATM/debit card fees. Net interest income benefited from an increase in deposit balances at steady margins, partly offset by a 1.9% decrease in home equity loans at slightly lower margins, which reflects the relatively lower popularity of this product in a rising interest rate environment, aggressive competition, and the economic conditions in Michigan.

  The revenues of the mortgage business improved from the previous quarter and grew by 21.1% to USD 92 mln. This improvement was driven by a 26.6% increase in mortgage servicing revenues on the back of lower MSR hedging costs, partly offset by higher amortisations driven by moderately higher prepayment speeds. Mortgage servicing fees were stable on a servicing portfolio of USD 219 bln. Origination volumes increased 9.8%, albeit at continued low margins. Management’s ongoing focus on improving the efficiency of the business led to a further improvement of 2.7% in the cost base.

  Total operating expenses increased by 9.8%, reflecting mainly investments in advertising and compliance initiatives, as well as the restructuring charge for the additional Services initiative announced with the first quarter results. Excluding this restructuring charge, total operating expenses increased by 7.9%.

  The operating result increased by 29.6% and the efficiency ratio improved by 3.5 percentage points to 67.8%. Excluding the aforementioned Services restructuring charge, the operating result increased by 34.2% and the efficiency ratio improved by 4.6 percentage points to 66.7%.

  Provisioning increased by EUR 53 mln from a net release of EUR 14 mln to a net charge of EUR 39 mln, or 21 basis points of RWA, mainly due to increases in provisions in the commercial portfolio.

  The tax line benefited from a large release of tax liabilities.

  Profit for the period increased by 40.2%.

The BU Latin America
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change [1]	Q2 2006	Q1 2006	% change	% change [1]	Q2 2005	% change	% change [1]

Net interest income	1,430	946	51.2	28.3	717	713	0.6	6.9	515	39.2	28.8
Net commissions	231	156	48.1	26.0	99	132	(25.0)	(19.2)	92	7.6	0.1
Trading income/ results fin. trans.	86	7			37	49	(24.5)	(26.7)	3
Results from equity holdings	36	18	100.0	63.3	23	13	76.9	82.3	13	76.9	57.7
Other operating income	30	88	(65.9)	(71.1)	19	11	72.7	85.5	49	(61.2)	(64.3)

Total operating income	1,813	1,215	49.2	25.7	895	918	(2.5)	3.4	672	33.2	22.7
Total operating expenses	1,069	784	36.4	16.4	526	543	(3.1)	2.7	428	22.9	14.0

Operating result	744	431	72.6	42.5	369	375	(1.6)	4.3	244	51.2	38.0
Loan impairment	382	138	176.8	135.3	208	174	19.5	27.0	75	177.3	155.1

Operating profit before tax	362	293	23.5	(1.2)	161	201	(19.9)	(15.3)	169	(4.7)	(13.9)
Income tax expense	79	162	(51.2)	(68.0)	(6)	85			113

Profit for the period	283	131	116.0	81.4	167	116	44.0	31.6	56	198.2	114.1

Efficiency ratio	59.0%	64.5%			58.8%	59.2%			63.7%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	32.8	27.9	17.6		31.1	5.5
Risk-weighted assets	19.0	18.7	1.6		18.2	4.4

The BU Latin America comprises the former Consumer & Commercial Clients BU Brazil and the commercial clients from the former WCS business in Latin America. In the first half of 2006, approximately 1% of BU LA’s revenues were Global Markets revenues.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First half 2006 compared with first half 2005

  Total operating income increased by 25.7%, driven by continued strong growth in the retail and consumer finance loan portfolios in Brazil, as well as improved treasury results and higher commissions.
  In the 12 months to the end of June 2006, the Brazilian Central Bank lowered the SELIC interest rate target by 450 basis points, from 19.75% p.a. to 15.25% p.a., driving credit availability. This improved availability of credit, in an environment of continued real economic growth and falling unemployment, helped to drive loan growth in Brazil. The contribution from Brazil to total operating income of the BU Latin America was 96.6%.

  The operating income of the Brazilian retail banking activities, which represents 69.1% of total income from Brazil, grew by 20.0%, fuelled by a 33.9% increase in the retail loan portfolio at slightly higher spreads. Lending to households, which accounts for 51.7% of the retail loan portfolio, increased by 26.9%, driven by new client acquisitions and growth in personal loans, as well as increased credit card loans and an expansion in mortgage loans, albeit from low levels. Lending to SMEs, which accounts for 48.3% of the retail loan portfolio, grew by 42.3% on the back of continued growth across its financing product offering.

  For the consumer finance activities, which represent 12.1% of total income from Brazil, operating income was up 33.2% on the back of strong loan growth at lower spreads. New loan production grew by 27.3%, resulting in average balances of BRL 10.7 bln.

  Commercial banking, which accounts for 6.0% of total income from Brazil, increased its revenues by 35.4% on the back of growth in loans, commissions and trading income.

  For the remainder of 2006, BU Latin America expects loan growth to be maintained at a sustainable pace, assuming the current positive economic trends in Brazil continue, especially for employment and wages.

  Total operating expenses increased by 16.4%, mainly reflecting higher investments related to Group Services IT-outsourcing projects, the impact of the new Collective Labour Agreement (CLA) that came into effect in September 2005, and the EUR 12 mln restructuring charge for the new Services initiative announced with the first quarter results. Excluding the Services IT-related investments and the restructuring charge, operating expenses increased by 8.7%.

  The operating result increased by 42.5% and the efficiency ratio improved by 5.5 percentage points to 59.0%. Excluding the aforementioned Services IT-related investments and the restructuring charge, the operating result increased 56.5% and the efficiency ratio improved by 9.4 percentage points to 55.1%.

  Provisions increased to 405 basis points of average RWA, reflecting an increase in delinquencies in lending to households and individuals in Brazil, via the household portfolio within retail banking, and the consumer finance portfolio. This increase in provisions should be viewed against a background of a continued strong net credit performance in this segment. Even though net credit spreads in lending to this segment are down slightly, they remain high, and the net credit result has increased. Also, although delinquencies in this segment have increased, they continued to be below the market average.

  The effective tax rate declined by 33.5 percentage points to 21.8% as a result of a local tax credit.

  Profit for the period increased by 81.4%.

Second quarter 2006 compared with first quarter 2006

  Total operating income of the BU Latin America increased by 3.4% on the back of continued growth in the Brazilian retail portfolio and higher consumer finance revenues.

  The operating income of the Brazilian retail banking business grew by 3.0%, driven by higher net interest income. Net interest income increased due to the 4.3% increase of the loan portfolio at moderately lower spreads. Lending to households grew by 4.6%, while the SME loan portfolio increased by 3.9%.

  The operating income of the Brazilian consumer finance operations increased by 29.4% on the back of higher net interest income driven by continued volume growth and stable spreads, marginally offset by higher fees paid to car dealerships as a result of the higher volumes. During the quarter, the production of new loans slowed by 3.6% and the consumer finance loan portfolio increased by 5.4%.

  Commercial banking revenues increased by 11.4%.

  Total operating expenses increased by 2.7%, mainly as the result of IT-related Services investments, as well as the restructuring charge for the new Services initiative announced with the first quarter results. Excluding the aforementioned Services IT-related investments and the restructuring charge, expenses decreased by 1.1%.

  The operating result increased by 4.3%. The efficiency ratio improved 0.4 percentage points to 58.8%. Excluding the aforementioned Services IT-related investment and the restructuring charge, the operating results increased by 9.2% and the efficiency ratio improved by 2.4 percentage points from 56.3% to 53.9%.

  Provisioning increased to 447 basis points of average RWA, reflecting an increase in delinquencies in lending to households and individuals in Brazil, via the household portfolio within retail banking, and the consumer finance portfolio. This increase in provisions should be viewed against a background of continued strong net credit performance in this segment, with slightly lower but still high net credit spreads, and with delinquencies remaining below the market average. Furthermore, we expect provisioning, expressed as a percentage of average RWA, to trend lower in the second half of 2006.

  The tax line benefited from a local tax credit and from lower hedge-related tax charges. The value of the Brazilian real, which was on average moderately higher against the US dollar, led to a hedge-related tax charge of EUR 3 mln compared with a hedge-related tax charge of EUR 32 mln in the first quarter.

  Profit for the period increased by 31.6%.

The BU Asia
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change [1]	Q2 2006	Q1 2006	% change	% change [1]	Q2 2005	% change	% change [1]

Net interest income	238	285	(16.5)	(18.7)	111	127	(12.6)	(7.1)	120	(7.5)	(4.8)
Net commissions	229	207	10.6	8.3	113	116	(2.6)	2.6	104	8.7	11.8
Trading income/ results fin. trans.	194	32			89	105	(15.2)	(11.8)	57	56.1	61.1
Results from equity holdings	44	29	51.7	47.2	22	22	0.0	5.5	16	37.5	40.6
Other operating income	19	4			5	14	(64.3)	(62.1)	1

Total operating income	724	557	30.0	27.3	340	384	(11.5)	(6.7)	298	14.1	17.4
Total operating expenses	528	440	20.0	17.5	248	280	(11.4)	(7.3)	241	2.9	5.4

Operating result	196	117	67.5	63.9	92	104	(11.5)	(5.4)	57	61.4	68.6
Loan impairment	88	0			52	36	44.4	52.2	(4)

Operating profit before tax	108	117	(7.7)	(11.4)	40	68	(41.2)	(35.9)	61	(34.4)	(31.5)
Income tax expense	37	57	(35.1)	(36.5)	20	17	17.6	25.3	26	(23.1)	(19.6)

Profit for the period	71	60	18.3	12.5	20	51	(60.8)	(56.3)	35	(42.9)	(40.3)

Efficiency ratio	72.9%	79.0%			72.9%	72.9%			80.9%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change		31 Mar 06	% change

(in billions of euros)
Total assets	63.2	57.3	10.3		56.5	11.9
Risk-weighted assets	12.4	11.9	4.2		13.1	(5.3)

The BU Asia comprises the former New Growth Markets businesses in Asia and the former WCS Asia activities, excluding the clients that are included in the BU Global Clients. In the first half of 2006, approximately 37% of the BU Asia’s revenues were Global Markets revenues.

First half 2006 compared with first half 2005

  Total operating income increased by 30.0% to EUR 724 mln, mainly driven by strong client growth in consumer banking and higher client-related trading income in commercial banking. Growth in the consumer banking business was driven by the credit card business and the Van Gogh Preferred Banking (VGPB) activities. The number of credit cards increased by 36% to 2.6 million and the number of total customers in Asia increased by 32% to 3.1 million. Assets under Administration of Van Gogh Preferred Banking also grew by 21%.

  The consumer banking business in Asia is concentrated in India and Greater China. The Indian business reported a 48% growth in operating income due to strong increases in its mid-market consumer franchise. The Indian branch network has grown to 24 branches located in over 17 major cities from 21 branches a year earlier. The client base grew by almost 30% to 1.4 mln customers. The strategy to grow its client base organically is supported by selective branch openings and the increased focus on providing wealth management services that suit the VGPB client base. This includes investment products, credit cards and the recently launched e-broking service. In addition to servicing mass affluent clients, the BU Asia provides financial solutions to around 200,000 microfinance customers. The Greater China consumer business saw strong increases in the number of VGPB customers in Hong Kong and Taiwan. In mainland China our total customer base grew by 250%, albeit from a low base, as we opened two new branches, bringing the total to five branches. The BU Asia will continue to open VGPB centres while further improving and expanding its product offering. To benefit from the growth of the wealth management business in China, staff training programmes are focused on wealth management certification to further differentiate its VGPB offering.

  The commercial banking business benefited from higher client-related trading income across the region. Activity increased for foreign exchange, options and other derivatives. The commercial banking strategy is aimed at improving results for the commercial business by leveraging its local and regional presence more than before, and by creating a lower cost distribution model with better revenue potential from current and potential mid-market commercial clients.

  Total operating expenses increased by 20.0% to EUR 528 mln, which is mainly a reflection of continued investments in the expansion of the branch network in support of our VGPB growth ambitions, lower bonus accruals in the first half of 2005, and the continued growth in the consumer credit cards business.

  The operating result improved by 67.5% to EUR 196 mln and the efficiency ratio improved by 6.1 percentage points to 72.9%.

  Provisioning increased to EUR 88 mln, mainly reflecting higher provisioning for the credit card receivables in Taiwan. The banking industry in Taiwan has been significantly impacted by the increase in credit card defaults. In this challenging environment, provisioning levels for the Taiwan credit card operations have been less impacted than those of most of its peers. We believe that provisions in Taiwan have peaked and that provisioning for the second half in the BU Asia, in absolute terms, will be at the same level as the first half.

• Profit for the period increased by EUR 11 mln to EUR 71 mln.

Second quarter 2006 compared with first quarter 2006

  Total operating income decreased by 11.5% to EUR 340 mln due to a more difficult market environment for the commercial business as benign market circumstances in the first quarter were followed by a more difficult trading environment and lower revenues from Global Markets. The consumer business continued its strong growth across the region, except for Taiwan where the credit card situation led to early write- offs and a decline in credit card instalments, which had a negative impact on credit card revenues.

  Net interest income decreased by 12.6% to EUR 111 mln, mainly due to lower interest income from the commercial client business. This decline was related to increased costs for USD denominated funding leading to lower margins on the loan book. Net interest income in the consumer client business was negatively affected by lower interest income from Taiwan credit cards.

  Net commissions decreased by 2.6% to EUR 113 mln, mainly due to lower income from derivatives in the commercial clients business. The Consumer Client Segment experienced an increase in commission income due to higher fees on investment products across the region, and insurance and credit card fees in India as a result of strong organic growth.

  Net trading income and results from financial transactions decreased by EUR 16 mln to EUR 89 mln, due to lower client-related trading income in the Commercial Client Segment. Client-related trading income was lower as a result of increased market volatility and losses on commodities trading.

  Total operating expenses decreased by 11.4% to EUR 248 mln, despite the EUR 4 mln restructuring charge in the second quarter. The decrease in expenses is due to lower bonus accruals and because costs reported in the first quarter related to revenues generated for the BU Global Clients were charged out to the BU Global Clients in the second quarter.

  The operating result decreased by 11.5% to EUR 92 mln. The efficiency ratio was flat at 72.9%.

  Provisioning increased from EUR 36 mln to EUR 52 mln, mainly reflecting higher provisioning for the credit card business in Taiwan.

  Profit for the period decreased by 60.8% to EUR 20 mln.

The BU Global Clients
(in millions of euros)	year to date			quarterly

	2006	2005	% change	% change[2]	Q2 2006	Q1 2006	% change	% change[2]	Q2 2005	% change	% change[2]

Net interest income	290	348	(16.7)	(18.8)	135	155	(12.9)	(11.1)	182	(25.8)	(26.0)
Net commissions	538	401	34.2	32.3	315	223	41.3	44.2	221	42.5	44.0
Net trading income	293	300	(2.3)	(2.1)	152	141	7.8	8.7	143	6.3	7.2
Other operating income	(11)	10			37	(48)			8

Total operating income	1,110	1,059	4.8	3.6	639	471	35.7	38.1	554	15.3	16.1
Total operating expenses	957	843	13.5	12.6	516	441	17.0	19.1	398	29.6	30.6

Operating result	153	216	(29.2)	(31.2)	123	30			156	(21.2)	(20.8)
Loan impairment	(5)	(43)			(3)	(2)			(38)

Operating profit before tax	158	259	(39.0)	(40.8)	126	32			194	(35.1)	(34.9)
Income tax expense	(6)	46			4	(10)			40	(90.0)	(89.3)

Profit for the period	164	213	(23.0)	(24.5)	122	42	190.5	194.3	154	(20.8)	(20.8)

Efficiency ratio	86.2%	79.6%			80.8%	93.6%			71.8%

1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)	% change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Total assets	63.3	54.6	15.9	63.6	(0.5)
Risk-weighted assets	26.5	26.2	1.1	28.0	(5.4)

The BU Global Clients serves a group of clients who demand the most sophisticated financial solutions customised to their specific needs. They are attracted to ABN AMRO by the industry expertise of the global network of bankers in the BU Global Clients who can deliver these solutions by accessing both the ABN AMRO network and the broad range of products across the Group's portfolio. The product innovation and accumulated experience that result from working with these clients actively drives development of high-quality solutions for all clients of the bank, both within the BU Global Clients and within the regional BUs. The four client industry groups served are Financial Institutions & Public Sector (FIPS); Technology, Media & Telecommunications (TMT); Energy & Resources (E&R) and Global Industries (including Automotive, Consumer and Global Industrials). FIPS is the largest industry group, generating approximately half of the revenues in the BU Global Clients.

The breakdown of revenues of the BU Global Clients is approximately one third from Mergers & Acquisitions, Fixed Income Capital Markets (FICM), Equity Capital Markets, structured lending and merchant banking; one third from equities, derivatives, fixed income and foreign exchange; and one third from loan products and transaction banking. In the first half of 2006, approximately 60% of the revenues in the BU Global Clients were Global Markets revenues.

The half year-on-half year and the quarter-on-quarter comparisons below are impacted by the Services restructuring charge as well as the fair-market value adjustments of the stake in KEB, which was transferred from the BU Private Equity to the BU Global Clients on 1 January 2006. The Services restructuring charge of EUR 19 mln pre-tax (EUR 14 mln net), was booked in the second quarter of 2006. The fair-market value adjustments for KEB made at the end of every quarter in operating income and profit for the period were a negative EUR 15 mln in the first half of 2005, a negative EUR 24 mln in the first quarter of 2006 and EUR 4 mln in the second quarter of 2006.

First half 2006 compared with first half 2005
  Total operating income increased by 4.8% to EUR 1,110 mln due to growth in all industry groups. It should be noted that as of the second half of 2005 the BU Global Clients managed its credit portfolio more actively, in line with the Group’s strategy to manage the balance sheet more actively, by means of hedging, securitisations and loan sales. Costs associated with these types of transactions are booked as a net charge to operating income. From a client group perspective, the performance was driven predominantly by growth in FIPS and TMT. The most recent deals are mentioned in the quarter-on-quarter comparison.

  From a product perspective, operating income growth was predominantly driven by structured lending and FICM, particularly in the TMT and the Global Industries (GI) industry groups, as well as growth in both equities and derivatives products.

  Total operating expenses increased by 13.5%. Excluding the Services restructuring charge of EUR 19 mln, total operating expenses were up 11.3% as the expense level in the second quarter of 2005 was very low (followed by a higher level of expenses in the third quarter of 2005). This increase is mainly due to an increase in costs for compliance, Sarbanes-Oxley and Basel II.

  The operating result decreased by 29.2%. Excluding the KEB fair-market value adjustment and the restructuring costs, the operating result decreased by 16.9% mainly due to the increased hedging costs and the very low expense level in the second quarter of 2005.

  Loan impairments showed a release of EUR 5 mln, as no large write-backs occurred.

  A number of client-driven transactions with positive tax implications resulted in a net tax credit of EUR 6 mln.

  Profit for the period decreased by 23.0% to EUR 164 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period declined by 13.2%.

Second quarter 2006 compared to first quarter 2006

  Total operating income increased by 35.7% following a seasonally weak first quarter, as a number of large deals were executed in the second quarter. Excluding the fair-market value adjustment of KEB, total operating income improved 28.3%.

  From a client group perspective operating income growth was driven by TMT and FIPS. In TMT we advised Valcon Acquisition B.V. on their recommended public offer for VNU, a public-to-private transaction in Europe with an enterprise value of EUR 8.7 bln. We were sole financial adviser to Apax Partners in their EUR 1.3 bln acquisition of the German operations of Versatel. In FIPS we acted as the joint bookrunner in the EUR 1.2 bln Initial Public Offer (IPO) of SNS Reaal, and for American International Group Inc. we priced both a EUR 500 mln, 5-year offering and a EUR 750 mln, 10-year offering. We also were joint lead in the successful launch of a EUR 1.5 bln, 15-year covered bond for Abbey National plc. In E&R we advised Severstal on its proposed EUR 13 bln merger with Arcelor, and in GI we advised Carrefour on the sale of their Korean operations to E-Land Group.

  From a product perspective, operating income growth was predominantly driven by structured lending on the back of a number of transactions in the TMT and E&R sectors. In addition, Equity Capital Markets (ECM) revenues benefited from the IPO of SNS Reaal. Revenues also increased from the delivery of structured derivatives as well as plain vanilla products to clients.

  Total operating expenses increased by 17.0%. Excluding the restructuring charge, operating expenses were up 12.7%. This should be viewed against an operating income growth of 35.7%.

  The operating result increased EUR 93 mln to EUR 123 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, the operating result improved from EUR 54 mln to EUR 138 mln, resulting in an improvement in the efficiency ratio from 89.1% to 78.3%.

  Loan impairments were almost unchanged, reflecting the high quality of the loan portfolio.

  Profit for the period rose by EUR 80 mln to EUR 122 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period doubled to EUR 132 mln.

  As mentioned in the first quarter, the activities of the BU Global Clients have a strong seasonal character. The first and the third quarter are usually the slowest quarters of the year, whereas the second and the fourth quarter are usually the best of the year. A strong pipeline for the second half has been built up in the first half of the year.

  The BU Global Clients continued to operate below 10% of Group RWA.

The BU Private Clients
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[1]	Q2 2006	Q1 2006	% change	% change[1]	Q2 2005	% change	% change[1]

Net interest income	282	262	7.6	7.4	140	142	(1.4)	(0.9)	135	3.7	4.2
Net commissions	354	296	19.6	19.4	172	182	(5.5)	(5.0)	146	17.8	18.2
Net trading income	38	21	81.0	81.0	28	10	180.0	182.0	11	154.5	157.3
Other operating income	37	36	2.8	2.8	16	21	(23.8)	(23.8)	20	(20.0)	(20.0)

Total operating income	711	615	15.6	15.4	356	355	0.3	0.8	312	14.1	14.6
Total operating expenses	491	422	16.4	16.1	246	245	0.4	1.1	215	14.4	14.8

Operating result	220	193	14.0	13.9	110	110	0.0	0.0	97	13.4	14.0
Loan impairment	27	2			25	2			3

Operating profit before tax	193	191	1.0	0.6	85	108	(21.3)	(22.0)	94	(9.6)	(9.3)
Income tax expense	60	54	11.1	10.9	30	30	0.0	0.3	27	11.1	11.5

Profit for the period	133	137	(2.9)	(3.4)	55	78	(29.5)	(30.6)	67	(17.9)	(17.6)

Efficiency ratio	69.1%	68.6%			69.1%	69.0%			68.9%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Assets under Administration	133	131	1.5	138	(3.6)
Total assets	20.6	19.1	7.9	20.3	1.5
Risk-weighted assets	10.0	9.5	5.3	9.9	1.0

Please note that as from 1 January 2006 the BU Private Clients includes the results from the former BU Private Clients and the International Diamonds & Jewellery Group.

First half 2006 compared with first half 2005

  Total operating income increased by 15.6% to EUR 711 mln, primarily due to a continuing strong performance in the Netherlands and a significantly improved performance in France. Net interest income increased by 7.6% to EUR 282 mln, due to higher volumes in client deposits. Non-interest income increased by 21.5% to EUR 429 mln, mainly due to increased client appetite for equity products and an increase in the sale of structured products as a result of the increased cooperation with the BU Global Markets.

  Total operating expenses increased by 16.4% to EUR 491 mln, due to higher performance-related compensation costs, higher VAT in France following a change in legislation, higher expenses in Asia and Latin America to fund future growth, and higher compliance costs. In addition. there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France. We expect the cost savings from the merger to start coming through in the second half of this year.

  The operating result increased by 14.0% to EUR 220 mln, primarily due to a continuing strong performance in the Netherlands and a significantly improved performance in Germany. The efficiency ratio remained stable at around 69%.

  Provisioning increased by EUR 25 mln to EUR 27 mln, mainly due to higher provisioning in the Diamonds business in the second quarter.

  Profit for the period decreased by 2.9% to EUR 133 mln, entirely due to higher provisions.

  Assets under Administration increased from EUR 125 bln at the end of June 2005 to EUR 133 bln at the end of June 2006, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained stable with 67% in securities and 33% in cash.

Second quarter 2006 compared with first quarter 2006

  Total operating income was stable at EUR 356 mln, notwithstanding a more negative market environment. The underlying revenue stream remains good and of high quality. Net interest income decreased by 1.4% due to margin pressure, while non-interest income increased by 1.4%, due to the increase in the sale of structured products in the second quarter.

  Total operating expenses remained stable at EUR 246 mln.

  The operating result remained flat at EUR 110 mln.

  Provisioning increased by EUR 23 mln to EUR 25 mln, mainly due to higher provisioning in the Diamonds business in the second quarter.

  Profit for the period decreased by 29.5% to EUR 55 mln, due to higher provisioning.

  Assets under Administration decreased from EUR 138 bln at the end of March 2006 to EUR 133 bln at the end of June 2006, as positive net new inflows were offset by lower net asset values due to weaker financial markets.
Recent developments

In July 2006, Neuflize OBC in France was legally created via a merger of the Private Banking operations of Banque OBC and Banque de Neuflize. The new bank is the largest independent private bank active in the French market. Neuflize OBC’s goal is to offer its clients a unique line of products and services based on its complementary expertise in each of the business lines, namely wealth management, business services, asset management and life insurance.

With the introduction of new products, a secure transaction banking internet platform, more efficient and higher quality support functions, and the development of selective commercial banking businesses aimed at small family-owned businesses as a feeder channel for private clients, the performance and efficiency ratio of the Private Clients business in France is expected to improve substantially. Improved performance will also be generated by greater connectivity with the other Private Clients units and other BUs (e.g. the BU Asset Management and the BU Global Markets) and by increasing profitable product penetration across the entire client base of the Private Clients business in France. Therefore, new initiatives, such as training of staff to improve product knowledge, are being taken.

The BU Asset Management
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[1]	Q2 2006	Q1 2006	% change	% change[1]	Q2 2005	% change	% change[1]

Net interest income	(10)	2			(6)	(4)			1
Net commissions	353	282	25.2	24.0	190	163	16.6	18.2	142	33.8	34.9
Net trading income	4	7	(42.9)	(41.4)	0	4			4
Other operating income	31	48	(35.4)	(35.4)	1	30	(96.7)	(96.7)	35	(97.1)	(97.1)

Total operating income	378	339	11.5	10.6	185	193	(4.1)	(2.7)	182	1.6	2.6
Total operating expenses	246	238	3.4	2.4	124	122	1.6	3.2	124	0.0	1.0

Operating profit before tax	132	101	30.7	29.9	61	71	(14.1)	(12.8)	58	5.2	5.9
Income tax expense	34	20	70.0	68.0	20	14	42.9	45.7	8	150.0	151.3

Profit for the period	98	81	21.0	20.5	41	57	(28.1)	(27.2)	50	(18.0)	(17.4)

Efficiency ratio	65.1%	70.2%			67.0%	63.2%			68.1%

1) % change at constant foreign exchange rates (see annex 2)

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Assets under Management	180	176	2.3	188	(4.3)
Total assets	1.2	1.2	0.0	1.3	(7.7)
Risk-weighted assets	0.5	0.8	(37.5)	0.5	0.0

First half 2006 compared with first half 2005

Please note that the comparisons in the section below are affected by the EUR 17 mln tax-exempted gain on the sale of the trust business in the first half of 2005 and the EUR 28 mln tax-exempted gain on the sale of the Asset Management operations in Curaçao in the first half of 2006.

  Total operating income went up by 11.5% to EUR 378 mln, mainly due to the 25.2% rise in net commissions and despite the loss of operational revenues from the trust business, which were still included in the first half 2005 results. The increase in commission income was mainly related to higher fee levels on existing products and a further shift in the asset mix towards more profitable products. Margins increased on mutual funds and mandates, while the strong growth in Assets under Management (AuM) of Artemis and the acquisition of IAM drove the increase in the number of products with more attractive fee structures. In addition, AuM increased due to the improved performance of our funds and mandates, which led to an increase in inflows, and as a result of improved capital markets. The increase in net commissions was only partly offset by the sharp decline in revenues from seed capital positions, which are reported in the other operating income line.

  Total operating expenses increased by 3.4% to EUR 246 mln as the lower costs due to the sale of the trust business were more than offset by higher expense levels due to higher bonuses related to improved results and the inclusion of IAM.

  The operating profit before taxes was up 30.7% to EUR 132 mln. The efficiency ratio improved by 5.1 percentage points to 65.1%.

  The effective tax rate increased from 19.8% to 25.8% due to the lower level of tax exempted gains.

  Profit for the period increased by 21.0% to EUR 98 mln.

Second quarter 2006 compared with first quarter 2006

The comparison below is impacted by the EUR 28 mln tax-exempted gain on the sale of the Asset Management operations in Curacao in the first quarter of 2006.

  Total operating income decreased by 4.1% to EUR 185 mln. Excluding Curacao, total operating income increased by 12.1%. Commission income increased 16.6% to EUR 190 mln, as a result of the growth in AuM and higher performance fees received in the second quarter. The increase in commissions reflects the success of the strategy to shift the business mix towards more profitable products.

  Total operating expenses increased slightly by EUR 2 mln to EUR 124 mln.

  The operating profit before taxes decreased by 14.1% to EUR 61 mln. Excluding Curaçao, the operating result went up by 41.9%. The efficiency ratio went up by 3.8 percentage points to 67.0%. Excluding Curaçao, the efficiency ratio improved by 6.9 percentage points.

  Profit for the period decreased by 28.1% to EUR 41 mln.

Recent developments

On 6 June 2006, ABN AMRO Asset Management announced the increase of the shareholding in its Chinese joint venture from 33% to 49%. On the same date, the local partner in the joint venture changed from XiangCai Securities to Northern Trust, a member of Tianjin TEDA Holdings. Reflecting this change, the joint venture was rebranded as ABN AMRO TEDA Fund Management Company Ltd.

As at 30 June 2006, AuM amounted to EUR 179.7 bln compared with EUR 188.1 bln at the end of the previous quarter. This change in AuM can be explained by net outflows of EUR 1.8 bln and EUR 4.6 bln of market depreciation along with negative currency effects of EUR 2.0 bln. Outflows were mainly concentrated in the US. The AuM figures also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, have remained constant through the second quarter with a negative market performance offset by an increase in AuM. The asset mix was stable at 46% equities, 39% fixed income and 15% cash and other.

On 17 July 2006, ABN AMRO announced the divestment of its domestic asset management business in Taiwan. ABN AMRO Asset Management remains committed to Taiwan, but now adopts an offshore product focus through its Securities and Investment Consulting Enterprise (SICE). The decision is in line with ABN AMRO's strategy to focus on its expanding Taiwanese offshore funds business while leveraging the Group's international asset management platform and capabilities.

In June 2006, following a carefully planned three-month integration phase, the integration of International Asset Management, a fund of hedge funds manager acquired on 1 March 2006, was completed successfully, on time and within budget.

The BU Private Equity
(in millions of euros)	year to date			quarterly

	2006[1]	2005[1]	% change	Q2 2006	Q2 2006[1]	Q1 2006[1]	% change	Q2 2005[1]	% change

Net interest income	7	(7)		(80)	1	6		(1)
Net commissions	6	12	(50.0)	(1)	(1)	7		9
Results from fin. transactions	249	210	18.6	155	154	95	62.1	81	90.1
Other operating income	9	6	50.0	6	(11)	20		9
Net sales private equity holdings	0	0		1,388	0	0		0

Total operating income	271	221	22.6	1,468	143	128	11.7	98	45.9
Operating expenses	49	49	0.0	317	14	35	(60.0)	32	(56.3)
Goods and materials priv. equity holdings	0	0		1,003	0	0		0

Total operating expenses	49	49	0.0	1,320	14	35	(60.0)	32	(56.3)
Operating result	222	172	29.1	148	129	93	38.7	66	95.5
Loan impairment	20	1		5	5	15	(66.7)	(1)

Operating profit before tax	202	171	18.1	143	124	78	59.0	67	85.1
Income tax expense	(26)	(17)		7	(12)	(14)		(11)

Profit for the period	228	188	21.3	136	136	92	47.8	78	74.4

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Risk-weighted assets	2.4	2.7	(11.1)	2.6	(7.7)

The BU Private Equity operates through two lines of business (LoB): the Buy-out LoB and the Corporate Investments LoB.

The Buy-out LoB acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cash flows. The Buy-out business comprises the core business of the BU Private Equity and operates through seven teams in Europe and Australia.

The Corporate Investments LoB acquires, manages and sells financial, and in most cases, minority participations in companies where the purpose of the transaction is to provide development and expansion capital on a temporary basis. Financial participations are taken in small and mid-cap later-stage companies, predominantly in the Netherlands.

Under IFRS, the income statements and the balance sheets of companies in which the Group has a controlling interest are consolidated. Any profit or loss of the companies is consolidated, while any profit or loss made on the ultimate divestment of the shares in the companies is recognised at the time of such a sale. The majority of the portfolio that is managed by the Buy-out LoB falls into this category.

Minority-owned participations are not consolidated under IFRS. Instead, the realised and unrealised fair-market value changes of the participations are reported as results from financial transactions. At the end of each quarter, the fair-market value of these financial participations is determined and changes in the fair-market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

In the second quarter of 2006, the BU Private Equity made a total EUR 110 mln of new investments. Major new investments made by the Buy-out LoB included Lucas Bols (Netherlands, branded liqueurs and spirits) and Nextira One (France, integrated enterprise network solutions).

A total of EUR 325 mln in proceeds was realised from divestments. Major Buy-out divestments were Radio Holland Group (Netherlands, maritime navigation and communication systems) and RTD (Netherlands, industrial non-destructive testing services). A major divestment by Corporate Investments was Eurofiber (Netherlands, fibre network).

The fair-market value change of the total portfolio (including consolidated investments) amounted to EUR 15 mln. The result on the Buy-out portfolio was EUR 25 mln, while the result on the Corporate Investment portfolio was a negative EUR 10 mln.

As a result of investments, divestments, fair-value changes and a negative EUR 20 mln of currency effects, the value of the total portfolio decreased by EUR 220 mln to EUR 2,238 mln. Of this portfolio, EUR 1,592 mln was managed by the Buy-out LoB and EUR 646 mln by the Corporate Investments LoB.

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

First half 2006 compared with first half 2005
  Total operating income increased by 22.6% to EUR 271 mln mainly resulting from substantially higher realised results from divested investments and higher interest income offset by lower dividends.

  Total operating expenses were unchanged at EUR 49 mln.

  Provisions increased by EUR 19 mln as a result of the increase in provisions on shareholder loans.

  The tax credit increased by EUR 9 mln to EUR 26 mln due to higher tax credits on provisions.

  Profit for the period increased by 21.3% from EUR 188 mln to EUR 228 mln.

Second quarter 2006 compared to first quarter 2006

  Total operating income increased by 11.7% to EUR 143 mln. The increase was primarily driven by substantially higher realised results from divested investments offset by lower unrealised fair-market returns on unconsolidated investments and listed shares.

  Total operating expenses decreased by 60.0% mainly due to lower accrual of incentive compensation and lower deal-related costs.

  Provisions decreased by EUR 10 mln to EUR 5 mln.

  A tax credit of EUR 12 mln was EUR 2 mln lower than in the previous period.

  Profit for the period increased by 47.8% to EUR 136 mln.

  Given the fact that the average vintage of the existing consolidated portfolio is still relatively young, divestment activity of that portfolio during the rest of 2006 is forecast to be low. Consequently, operating income and profit for the period in the second half of 2006 is expected to be lower than realised in the first half of 2006.

Group Functions, including Services

(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q2 2006	Q1 2006	% change	Q2 2005	% change

Net interest income	(62)	(53)		(58)	(4)		(47)
Net commissions	39	27	44.4	15	24	(37.5)	34	(55.9)
Net trading income	133	74	79.7	55	78	(29.5)	98	(43.9)
Results from fin. transactions	(1)	317		(11)	10		147
Results from equity holdings	24	81	(70.4)	19	5		28	(32.1)
Other operating income	219	0		205	14		(1)

Total operating income	352	446	(21.1)	225	127	77.2	259	(13.1)
Total operating expenses	209	195	7.2	104	105	(1.0)	118	(11.9)

Operating result	143	251	(43.0)	121	22		141	(14.2)
Loan impairment	(7)	(25)		(7)	0		(37)

Operating profit before tax	150	276	(45.7)	128	22		178	(28.1)
Income tax expense	(88)	66		(90)	2		52

Profit for the period	238	210	13.3	218	20		126	73.0

	30 Jun 06	31 Dec 05	% change	31 Mar 06	% change

(in billions of euros)
Total assets	79.9	83.3	(4.1)	79.6	0.4
Risk-weighted assets	6.0	7.1	(15.5)	5.2	15.4

Please note that as from 1 January 2006, Group Functions includes the results from the former Group Functions and the non client-related former WCS activities (proprietary trading and futures).

Please note that the comparison below is impacted by the sale of our 40% stake in K&H bank (EUR 208 mln gross and net).

First half 2006 compared with first half 2005
  Total operating income decreased by EUR 94 mln to EUR 352 mln. Excluding the gain on the sale of our stake in K&H bank, operating income decreased by EUR 302 mln. The fall can be explained by lower Asset & Liability Management (ALM) income and a lower contribution from our stakes in Italy. This is partly due to the absence of the contribution of our stake in Banca Antonveneta in Group Functions (following full consolidation in 2006), and partly due to adjustments in the first quarter of 2006 related to the fourth quarter 2005 Banca Antonveneta results.

  Total operating expenses increased by EUR 14 mln to EUR 209 mln.

  The operating result decreased by 43.0% to EUR 143 mln.

  There were EUR 18 mln less releases of provisions.

  Taxes declined by EUR 154 mln to a release of EUR 88 mln, due to a large tax credit.

  Profit for the period increased by 13.3% to EUR 238 mln.

Second quarter 2006 compared with first quarter 2006

  Total operating income increased by EUR 98 mln to EUR 225 mln, primarily due to the gain on the sale of our stake in K&H Bank. Excluding this gain, operating income decreased by EUR 110 mln due to lower proprietary trading results and lower ALM results, partly offset by higher income from stakes.

  Total operating expenses were stable.

  The operating result increased by EUR 99 mln to EUR 121 mln.

  Taxes decreased by EUR 92 mln, mainly due to a large tax credit.

  Profit for the period increased by EUR 198 mln to EUR 218 mln due to the gain on the sale of our stake in K&H Bank.

BU Global Markets
(in millions of euros)	year to date

	2006	2005	% change

Net interest income	169	198	(14.6)
Net commissions	501	379	32.2
Net trading income	1,242	608	104.3
Results from fin. transactions	26	234	(88.9)
Other revenue	28	(2)

Total operating income	1,966	1,417	38.7
Total operating expenses	1,586	1,348	17.7

Operating result	380	69	450.7
Loan impairment	6	(2)

Operating profit before tax	374	71	426.8
Income tax expense	47	(27)

Profit for the period	327	98	233.7

Efficiency ratio	80.7%	95.1%

The product BU Global Markets includes the equity, fixed income, foreign exchange, structured lending and FICM product revenues from former WCS, which are reported in the regional Client BUs and in the BU Global Clients, as well as the proprietary trading and futures revenues which are reported in Group Functions.

The half year-on-half year comparison below is impacted by the Services restructuring charge of EUR 50 mln gross (EUR 38 mln net), booked in the second quarter of 2006.

First half 2006 compared with first half 2005
  Total operating income increased by 38.7% as revenues across all products increased on the back of favourable market conditions, especially in the first quarter of 2006, as well as the repositioning of a number of key product groups in 2005, including the build-up of our structured derivatives capabilities.Client activity was strong in the first six months of 2006 despite market uncertainty in the second quarter.

  The BU Global Markets groups its products into Equities, Financial Markets, Fixed Income Capital Markets, and Structured Lending. Financial Markets covers macro products (rates and foreign exchange), credit and alternatives, and local markets.

  Equities’ operating income increased significantly on the back of the repositioning of this product group, which resulted in strong growth in both equity derivative and cash products. Financial Markets, in particular local markets, foreign exchange and retail products (Private Investor Products) showed good growth. FICM and Structured Lending had a very good first half and benefited from increased client activity. Fixed income, in particular local markets, foreign exchange and retail products (Private Investor Products) showed good growth. Futures and proprietary trading improved as well.

  Total operating expenses increased by 17.7%. Excluding the Services restructuring charge, operating expenses went up by 13.9% on the back of higher bonuses, investments in the structured derivatives programme and increased costs for Basel II and compliance.

  The operating result   improved by EUR 311 mln to EUR 380 mln. A refinement of the cost allocation to the BU Global Markets’ products has resulted in an efficiency ratio in the first six months of 80.7% (78.1% excluding the restructuring charge). The efficiency ratio improvement in the first six months was predominantly achieved in the first quarter. The improvement in the efficiency ratio of the BU Global Markets in the first half of 2006 should be seen against an improvement in the full year 2005 results, which was geared to the second half of 2005. Conversely, for the second half of 2006, we anticipate less favourable market conditions. Nonetheless, we are fully on track to meet and beat the commitment given for 2006 of a 5 percentage point drop in the efficiency ratio.

  Loan impairments increased by EUR 8 mln to EUR 6 mln.

  Taxes increased by EUR 74 mln to EUR 47 mln.

  Profit for the period went up by EUR 229 mln to EUR 327 mln. Excluding the restructuring charge, profit for the period increased to EUR 365 mln.
Initiatives

Going forward, Global Markets is committed to continuing to structurally improve its efficiency in order to reach its efficiency ratio target by 2008. This will be achieved through a combination of revenue growth and the benefits of the Services savings announced in April. There is significant scope for further revenue uplift and efficiency ratio improvement by further leveraging the current range of products of the BU Global Markets to the Group’s existing clients, particularly to the consumer and commercial clients in the Netherlands, the US and Brazil as well as the Group’s new home market in Italy. Global Markets will continue to increase revenue productivity and work to bring down the front-to-back costs in the business. This tight focus on the profitability of the business may lead to a decline in market share in some areas and lower league table positions. Where areas of the business lack the scale to operate profitably, or are not relevant to the Group’s client-led strategy, the BU Global Markets will continue to evaluate critically how best to participate in the markets concerned and, where appropriate, will make choices. This approach is evidenced by the sale of the Futures business. Conversely, where the BU Global Markets has particular product strengths, the business will invest and continue to leverage those capabilities by distributing through third parties as well as the ABN AMRO network – as we are doing, for example, with the successful Private Investor Products franchise.

DIVIDEND

The 2006 interim dividend has been fixed at EUR 0.55 per ordinary share of EUR 0.56 par value. The interim dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Thursday 24 August 2006, after the close of trading on Euronext Amsterdam Exchanges (Euronext), based on the volume-weighted average price of all ABN AMRO shares traded on Euronext on 22, 23 and 24 August 2006. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for the final dividend over the financial year of 2006 and the full dividend over subsequent years. The ordinary shares will be quoted ex-dividend from Tuesday 1 August 2006. Shareholders can submit instructions stating whether they opt for dividend payments in cash or in stock, from 1 August 2006 to 22 August 2006 included. The 2006 interim dividend will be payable as of Wednesday 30 August 2006.

It should be noted that, in the long term, it is our intention to adhere to the dividend pay-out ratio of 45% - 50% of net profit attributable to shareholders.

Annex 1	Cautionary statement regarding forward-looking statements

Annex 2	Use of non-GAAP financial measures

Annex 3	Interim Financial Report

Annex 4	Auditors Report on review of interim financial information

Annex 1

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Annex 2

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BU North America and Latin America in US dollar and Brazilian real into euros as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business. We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2005, are multiplied by the average monthly exchange rates of 2004 to compare with the results of the 2004 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our BU Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	first half 2006			first half 2005

(in millions of euros)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)

Net interest income	5,669	(156)	5,513	4,500	(82)	4,418
Net commissions	2,948	0	2,948	2,193	0	2,193
Net trading income	1,513	(2)	1,511	1,187	1	1,188
Result from financial transactions	385	1	386	635	(9)	626
Result from equity participations	127	0	127	161	0	161
Other operating income	842	19	861	605	2	607
Net sales private equity holdings	0	2,634	2,634	0	1,557	1,557

Total operating income	11,484	2,496	13,980	9,281	1,469	10,750
Operating expenses	7,962	610	8,572	6,502	363	6,865
Goods & materials private equity holdings	0	1,855	1,855	0	1,093	1,093

Total operating expenses	7,962	2,465	10,427	6,502	1,456	7,958
Operating result	3,522	31	3,553	2,779	13	2,792
Loan impairment	761	0	761	161	0	161

Operating profit before tax	2,761	31	2,792	2,618	13	2,631
Income tax expense	509	31	540	704	13	717

Profit for the period	2,252	0	2,252	1,914	0	1,914

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the six months
ended 30 June 2006

31 July 2006

Consolidated Income Statement for the 6 months ended 30 June / 3 months ended 30 June

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

	(in millions of euros)		(in millions of euros)
Net interest income[4]	5,513	4,418	2,738	2,223
Net fee and commission income[5]	2,948	2,193	1,485	1,126
Net trading income[6]	1,511	1,188	669	743
Results from financial transactions[7]	386	626	303	300
Share of result in equity accounted investments[17]	127	161	76	81
Other operating income[8]	861	607	507	326
Income of consolidated private equity holdings[23]	2,634	1,557	1,388	637

Operating income	13,980	10,750	7,166	5,436

Personnel expenses[9]	4,298	3,662	2,179	1,874
General and administrative expenses	3,628	2,732	1,862	1,434
Depreciation and amortisation	646	471	328	240
Goods and materials of consolidated private equity
holdings[23]	1,855	1,093	1,003	462

Operating expenses	10,427	7,958	5,372	4,010

Loan impairment and other credit risk provisions	761	161	430	62

Total expenses	11,188	8,119	5,802	4,072

Operating profit before tax	2,792	2,631	1,364	1,364
Income tax expense[10]	540	717	150	370

Profit for the period	2,252	1,914	1,214	994

Attributable to:
Shareholders of the parent company	2,219	1,882	1,216	987
Minority interests	33	32	(2)	7

Earnings per share attributable to the shareholders of the
parent company (in euros)[11]
Basic	1.18	1.08	0.65	0.54
Diluted	1.18	1.08	0.65	0.54

Numbers stated against items refer to the notes.

Consolidated Balance Sheet at 30 June

	30 June 2006	31 December 2005

	(in millions of euros)
Assets
Cash and balances at central banks	8,893	16,657
Financial assets held for trading [12]	212,910	202,055
Financial investments [13]	123,207	123,774
Loans and receivables — banks [14]	131,351	108,635
Loans and receivables — customers [15]	434,347	380,248
Equity accounted investments [17]	1,293	2,993
Property and equipment	6,153	8,110
Goodwill and other intangible assets [18]	11,169	5,168
Assets of businesses held for sale	22,513	-
Accrued income and prepaid expenses	8,686	7,614
Other assets	25,496	25,550

Total assets	986,018	880,804

Liabilities
Financial liabilities held for trading [12]	162,500	148,588
Due to banks	185,928	167,821
Due to customers	356,187	317,083
Issued debt securities [19]	184,472	170,619
Provisions	8,036	6,411
Liabilities of businesses held for sale	13,018	-
Accrued expenses and deferred income	9,136	8,335
Other liabilities	22,101	18,723

Total liabilities (excluding subordinated liabilities)	941,378	837,580
Subordinated liabilities[20]	19,725	19,072

Total liabilities	961,103	856,652

Equity
Share capital	1,074	1,069
Share premium	5,240	5,269
Retained earnings	16,692	15,237
Treasury shares	(488)	(600)
Net gains not recognised in the income statement	433	1,246

Equity attributable to shareholders of the parent company	22,951	22,221
Equity attributable to minority interests	1,964	1,931

Total equity	24,915	24,152

Total equity and liabilities	986,018	880,804

Credit related contingent liabilities[21]	51,762	46,021
Committed credit facilities[21]	132,090	141,010

Numbers stated against items refer to the notes.

Consolidated Statement of Changes in Equity for the 6 months ended 30 June

	2006	2005

	(in millions of euros)
Share capital
Balance at 1 January	1,069	954
Issuance of shares	-	82
Dividends paid in shares	5	17

Balance at 30 June	1,074	1,053

Share premium
Balance at 1 January	5,269	2,604
Issuance of shares	-	2,611
Share-based payments	57	31
Dividends paid in shares	(86)	(17)

Balance at 30 June	5,240	5,229

Retained earnings
Balance at 1 January	15,237	11,580
Profit attributable to shareholders of the parent company	2,219	1,882
Cash dividends paid	(420)	(304)
Dividends paid in shares	(458)	-
Other	114	(62)

Balance at 30 June	16,692	13,096

Treasury shares
Balance at 1 January	(600)	(632)
Share buy back	(600)	-
Utilisation for dividends paid in shares	600	-
Utilisation for exercise of options and performance share plans	112	3

Balance at 30 June	(488)	(629)

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	842	(238)
Transfer to income statement relating to disposals	(7)	(16)
Currency translation differences	(261)	950

Subtotal — Balance at 30 June	574	696

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	1,199	830
Net unrealised gains/(losses)	(849)	1,271
Net gains reclassified to the income statement	(154)	(181)

Subtotal — Balance at 30 June	196	1,920

Cash flow hedging reserve
Balance at 1 January	(795)	(283)
Net unrealised gains/(losses)	407	(361)
Net losses/(gains) reclassified to the income statement	51	(49)

Subtotal — Balance at 30 June	(337)	(693)

Net gains/(losses) not recognised in the income statement at 30 June	433	1,923

Equity attributable to shareholders of the parent company at 30 June	22,951	20,672

Consolidated Statement of Changes in Equity for the 6 months ended 30 June continued

	2006	2005

	(in millions of euros)
Minority interest
Balance at 1 January	1,931	1,737
Additions	66	195
Acquisitions/disposals	19	(313)
Profit attributable to minority interests	33	32
Currency translation differences	(46)	135
Other movements	(39)	15

Equity attributable to minority interests at 30 June	1,964	1,801

Total equity at June 30	24,915	22,473

Consolidated Cash Flow Statement for 6 months ended 30 June

	6 months ended 30 June 2006	6 months ended 30 June 2005

	(in millions of euros)
Cash flows from operating activities	(3,145)	(9,094)
Cash flows from investing activities	(12,703)	(10,057)
Cash flow from financing activities	6,434	20,464

Movement in cash and cash equivalents	(9,414)	1,313
Cash and cash equivalents at 1 January	6,043	8,603
Currency translation differences	276	551

Cash and cash equivalents at 30 June	(3,095)	10,467

	30 June 2006	30 June 2005

Determination of cash and cash equivalents:
Cash and balances at central banks	8,588	16,792
Loans and receivables – banks	5,879	6,607
Due to banks	(17,562)	(12,932)

Cash and cash equivalents	(3,095)	10,467

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1   Basis of presentation

This interim report for the six months ended 30 June 2006 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2005 as included in the Annual Report 2005. ABN AMRO’s 2005 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group also comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2005. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

2   Developments

Main acquisitions and disposals

Banca Antonveneta

During 2005 the Group increased its interest in Banca Antonveneta from 12.7% to 29.9% . On 2 January 2006 the Group further increased its interest in Banca Antonveneta from 29.9% to 55.8% following the purchase of 79.9 million shares of Banca Antonveneta from Banca Popolare Italiana. This increase gave the Group a controlling interest in Banca Antonveneta as from 2 January 2006, the acquisition date of the business combination.

On 26 February 2006 the Group published the offering document for the cash offer, in accordance with Italian law, for all remaining ordinary shares in Banca Antonveneta. The offering period, at a price of EUR 26.50, started on 27 February 2006 and ended on 31 March 2006, as agreed with the Italian stock exchange Borsa Italiana. Following further purchases of shares in the open market, as at 30 June 2006, ABN AMRO’s interest in Banca Antonveneta is 98.9% of its outstanding share capital.

Total goodwill arising from the acquisition of Banca Antonveneta amounts to EUR 4,273 million.

The impact of consolidation of Banca Antonveneta in the figures of ABN AMRO Holding N.V. as at 30 June 2006 can be summarised as follows:

Income statement	6 months ended 30 June 2006

Operating income	931
Operating expenses	645
Loan impairment and other credit risk provisions	57

Operating profit before tax	229
Income tax expense	133

Profit for the period	96

Balance sheet	30 June 2006

Loans and receivables - banks	2,944
Loans and receivables - customers	37,467
Sundry assets	8,259

Total assets	48,670

Due to banks	8,410
Due to customers	19,022
Issued debt securities	11,075
Sundry liabilities	6,729

Total liabilities	45,236

Kereskedelmi es Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi es Hitelbank Rt (K&H) of Hungary, as announced in December 2005, for a consideration of EUR 510 million to KBC Bank (Belgium). The profit recorded on the sale is EUR 208 million.

Bouwfonds

During 2006, Bouwfonds non-mortgages, which includes Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Holding, Bouwfonds Property Finance and Rijnlandse Bank (see note 24), is presented in the balance sheet as a held for sale business.

Global Futures business

In May 2006, ABN AMRO announced the agreement to sell the Global Futures business for an initial consideration, subject to meeting certain closing conditions, of USD 386 million. Closing is expected towards the end of the third quarter. The assets and liabilities comprising the Global Futures business are presented in the balance sheet as a held for sale business.

Restructuring activities

ABN AMRO has identified new opportunities to create further value by driving synergies across the bank's operations community globally and by further aligning its IT areas. The new Group structure (effective 1 January 2006) provides new opportunities for establishing shared services with respect to Services Operations and IT alignment.

Services Operations initiative

The Services Operations organisation is responsible for the bank's internal services such as transaction processing, clearing and settlement. The Services Operations initiative brings together a portfolio of projects, covering the whole scope of the global banking operations and improving the efficiency of the internal processes. The initiative will be implemented over a three-year timeframe (2006-2008) and will result in expected annual cost savings of EUR 80 million (as of 2008). Out of a total of 22,000 Services Operations staff globally, approximately 2,400 full-time equivalents (FTEs) will be impacted over the course of the three years. The initiative will mainly impact operations in the Netherlands, United States, Brazil and United Kingdom. Over the same period, almost 900 FTEs will be recruited in lower cost locations, primarily in India. Therefore the net global reduction in staff will be approximately 1,500 FTEs.

IT alignment

ABN AMRO will now further align all IT areas within the bank to the global Services IT model previously established. All sourcings will be brought under a single governance structure, supported by a multi-vendor operating model. In Europe, the IT alignment will primarily have consequences for the IT-related activities in the UK. This will happen through consolidation of infrastructure estate and further offshoring of application development. It will also lead to a significant reduction in contractors and consultants. As a result of this alignment the bank expects to realise EUR 70 million annual net savings by 2008.

Provisions

Restructuring costs have been recognised in the second quarter in respect of the Service Operations initiative and the IT alignment for an amount of EUR 108 million and EUR 29 million respectively. A review performed on restructuring provisions established in prior years has led to a release of EUR 53 million in the second quarter.

3          Segment reporting

Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment income and results is based on the Group’s accounting policies. Segment income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

Business segments

Netherlands

BU Netherlands (BU NL) comprises the former C&CC (Consumer & Commercial Clients) BU NL and the commercial clients from the former WCS (Wholesale Clients) business in the Netherlands. BU NL serves almost five million clients, including consumer, small to medium-sized enterprises (SME), corporate clients and wholesale clients. BU NL offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model existing of a network of branches, internet banking facilities, a customer contact centre and ATMs throughout the Netherlands. BU NL focuses increasingly on mass affluent customers and commercial mid-market clients. BU NL also comprises the ABN AMRO Mortgage Group, including the former Bouwfonds mortgage activities. The non-mortgage activities of Bouwfonds are to be sold.

Europe (including Banca Antonveneta)

BU Europe is present in 28 countries and has clients based in Europe (excluding the Netherlands), Russia, Kazakhstan, Uzbekistan and Africa. The BU serves two client bases: the commercial clients formerly served by WCS (excluding the clients served by the BU Global Clients) and consumer clients formerly served by New Growth Markets.

North America

BU North America (BU NA) comprises the former C&CC BU NA and the commercial clients from the former WCS business in the United States and Canada. The core of BU NA is LaSalle Bank, headquartered in Chicago, Illinois. BU NA serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions and municipalities. BU NA offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU NA focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU NA reaches further through an expanding network of regional commercial banking offices across the US. BU NA’s mortgage business provides a strong presence across the US, doing business in all 50 states through an extensive broker network and its mortgage.com website.

Latin America

BU Latin America (BU LA) comprises the former C&CC BU Brazil and the commercial clients from the former WCS business in Latin America. It has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco ABN AMRO Real in Brazil representing the majority of the operations. In Brazil, Banco ABN AMRO Real is one of the four largest non government-owned retail and commercial banks, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU LA also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing nationwide.

Asia

BU Asia comprises the former New Growth Markets businesses in Asia and the former WCS Asia activities excluding the clients that are included in BU Global Clients. The BU Asia offers financial services for consumer and commercial clients in 16 countries and territories in Asia. Through its personal banking business, the bank serves over 1.2 million individual clients in offering them consumer finance, credit cards and the unique Van Gogh Preferred Banking concept. Through timely and viable banking solutions such as trade finance, business loans, credit facilities and cash management, it helps small to medium-sized businesses improve profitability, enhances cash flow, boosts overall business efficiency and capitalises on new opportunities.

Global Clients

BU Global Clients comprises a select group of multinational corporations in four industry groups, namely: Financial Institutions and Public Sector (FIPS); Technology; Media and Telecommunications (TMT); Energy & Resources (including Oil and Gas, Power and Utilities, Metals and Mining, and Healthcare and Chemicals) and Global Industries (including Automotive, Consumer and Global Industrials).

Private Clients (PC)

BU Private Clients (BU PC) offers private banking services to wealthy individuals and families with investable assets of EUR 1 million or more. In the past few years, BU PC built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management (AM)

Our Asset Management business operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centres are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes. Its investment philosophy is characterised by an internationally coordinated investment process and well-monitored risk management.

Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and leading charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed. Retail and third-party clients account for a further 30%, and the remainder of the assets managed are in discretionary portfolios managed for Private Clients.

Private Equity (PE)

Private Equity acquires, manages and subsequently sells both majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins as well as minority participations in companies in order to provide development and expansion capital on a temporary basis. Both types of transactions are initiated with a view to selling at a profit.

Group Functions, including Group Services

Group Functions (GF) provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and regions, GF also facilitates Group-wide sharing of best practice, innovation, and binds the Group together in both an operational and cultural sense. GF performs services for the Group that have been centralised and/or are shared across the Group. GF includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risk of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio and global futures business and records any related profits or losses.

Business segment information – for the 6 months ended 30 June 2006

	Netherlands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	1,640	645	1,209	1,430	238	290
Net commission income	420	415	363	231	229	538
Net trading income	283	357	132	81	185	293
Result from financial transactions	1	56	67	5	9	(5)
Result in equity accounted
investments	19	-	3	36	44	-
Other operating income	279	51	185	30	19	(6)
Net sales revenue private equity
holdings	-	-	-	-	-	-

Total operating income	2,642	1,524	1,959	1,813	724	1,110

Total operating expenses	1,722	1,330	1,361	1,069	528	957

Loan impairment and credit risk
provisions	180	51	25	382	88	(5)

Total expenses	1,902	1,381	1,386	1,451	616	952

Operating profit before taxes	740	143	573	362	108	158
Income tax expense	216	155	48	79	37	(6)

Profit for the period	524	(12)	525	283	71	164

	Private Clients	Asset Management	Private Equity	GF / GS	Total Group

Net interest income	282	(10)	(149)	(62)	5,513
Net commission income	354	353	6	39	2,948
Net trading income	38	4	5	133	1,511
Result from financial transactions	3	1	250	(1)	386
Result in equity accounted investment	1	-	-	24	127
Other operating income	33	30	21	219	861
Net sales private equity holdings	-	-	2,634	-	2,634

Total operating income	711	378	2,767	352	13,980

Total operating expenses	491	246	2,514	209	10,427

Loan impairment and credit risk
provisions	27	-	20	(7)	761

Total expenses	518	246	2,534	202	11,188

Operating profit before taxes	193	132	233	150	2,792
Income tax expense	60	34	5	(88)	540

Profit for the period	133	98	228	238	2,252

Business segment information - for the 6 months ended 30 June 2005

	Netherlands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	1,710	(100)	1,107	946	285	348
Net commission income	337	130	345	156	207	401
Net trading income	207	476	71	(16)	46	300
Result from financial transactions	0	11	57	23	(14)	1
Result in equity accounted
investments	13	(2)	2	18	29	0
Other operating income	236	45	184	88	4	9
Net sales revenue private equity
holdings	-	-	-	-	-	-

Total operating income	2,503	560	1,766	1,215	557	1,059
Total operating expenses	1,772	560	1,199	784	440	843
Loan impairment and credit risk
provisions	136	(23)	(25)	138	0	(43)

Total expenses	1,908	537	1,174	922	440	800

Operating profit before taxes	595	23	592	293	117	259
Income tax expense	182	13	121	162	57	46

Profit for the period	413	10	471	131	60	213

	Private Clients	Asset Management	Private Equity	GF / GS	Total Group

Net interest income	262	2	(89)	(53)	4,418
Net commission income	296	282	12	27	2,193
Net trading income	21	7	2	74	1,188
Result from financial transactions	4	26	201	317	626
Result in equity accounted investment	2	18	0	81	161
Other operating income	30	4	7	0	607
Net sales private equity holdings	-	-	1,557	-	1,557

Total operating income	615	339	1,690	446	10,750
Total operating expenses	422	238	1,505	195	7,958
Loan impairment and credit risk
provisions	2	0	1	(25)	161

Total expenses	424	238	1,506	170	8,119

Operating profit before taxes	191	101	184	276	2,631
Income tax expense	54	20	(4)	66	717

Profit for the period	137	81	188	210	1,914

Business segment information - for the 3 months ended 30 June 2006

	Netherlands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	822	347	610	717	111	135
Net commission income	184	225	173	99	113	315
Net trading income	150	51	83	73	88	152
Result from financial transactions	2	77	72	(36)	1	44
Result in equity accounted
investments	10	-	1	23	22	-
Other operating income	141	26	84	19	5	(7)
Net sales revenue private equity
holdings	-	-	-	-	-	-

Total operating income	1,309	726	1,023	895	340	639

Total operating expenses	885	709	694	526	248	516

Loan impairment and credit risk
provisions	92	19	39	208	52	(3)

Total expenses	977	728	733	734	300	513

Operating profit before taxes	332	(2)	290	161	40	126
Income tax expense	97	77	(9)	(6)	20	4

Profit for the period	235	(79)	299	167	20	122

	Private Clients	Asset Management	Private Equity	GF / GS	Total Group

Net interest income	140	(6)	(80)	(58)	2,738
Net commission income	172	190	(1)	15	1,485
Net trading income	28	-	(11)	55	669
Result from financial transactions	(1)	-	155	(11)	303
Result in equity accounted investment	1	-	-	19	76
Other operating income	16	1	17	205	507
Net sales private equity holdings	-	-	1,388	-	1,388

Total operating income	356	185	1,468	225	7,166

Total operating expenses	246	124	1,320	104	5,372

Loan impairment and credit risk
provisions	25	0	5	(7)	430

Total expenses	271	124	1,325	97	5,802

Operating profit before taxes	85	61	143	128	1,364
Income tax expense	30	20	7	(90)	150

Profit for the period	55	41	136	218	1,214

Business segment information - for the 3 months ended 30 June 2005

	Netherlands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	907	(41)	489	515	120	182
Net commission income	121	74	183	92	104	221
Net trading income	91	274	62	(20)	73	143
Result from financial transactions	(7)	(10)	58	23	(16)	2
Result in equity accounted
investments	9	(4)	1	13	16	0
Other operating income	122	40	86	49	1	6
Net sales revenue private equity
holdings	-	-	-	-	-	-

Total operating income	1,243	333	879	672	298	554
Total operating expenses	918	320	612	428	241	398
Loan impairment and credit risk
provisions	67	(18)	15	75	(4)	(38)

Total expenses	985	302	627	503	237	360

Operating profit before taxes	258	31	252	169	61	194
Income tax expense	75	4	34	113	26	40

Profit for the period	183	27	218	56	35	154

			Asset Management
		Private Clients		Private Equity	GF / GS	Total Group

Net interest income		135	1	(38)	(47)	2,223
Net commission income		146	142	9	34	1,126
Net trading income		11	4	7	98	743
Result from financial transactions		3	17	83	147	300
Result in equity accounted investment		2	16	0	28	81
Other operating income		15	2	6	(1)	326
Net sales private equity holdings		-	-	637	-	637

Total operating income		312	182	704	259	5,436
Total operating expenses		215	124	636	118	4,010
Loan impairment and credit risk
provisions		3	0	(1)	(37)	62

Total expenses		218	124	635	81	4,072

Operating profit before taxes		94	58	69	178	1,364
Income tax expense		27	8	(9)	52	370

Profit for the period		67	50	78	126	994

4 Net interest income

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Interest income	18,865	13,733	9,418	7,274
Interest expense	13,352	9,315	6,680	5,051

Total	5,513	4,418	2,738	2,223

5 Net fee and commission income

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Fee and commission income	3,500	2,588	1,772	1,338
Fee and commission expense	552	395	287	212

Total	2,948	2,193	1,485	1,126

6 Net trading income

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Securities	738	203	158	94
Foreign exchange transactions	455	375	317	253
Derivatives	351	611	210	380
Other	(33)	(1)	(16)	16

Total	1,511	1,188	669	743

7 Results from financial transactions

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Net gain from the disposal of available-for-sale debt securities	159	230	105	177
Net gain from the sale of available-for-sale equity investments	43	20	41	9
Dividend on available-for-sale equity investments	38	26	26	15
Net gain on other equity investments	273	205	203	64
Hedging ineffectiveness	46	69	24	67
Other	(173)	76	(96)	(32)

Total	386	626	303	300

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

8 Other operating income

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Mortgage banking activities (North America)	135	152	72	82
Property development	204	164	105	84
Insurance activities	74	126	38	66
Leasing activities	25	31	12	15
Result on disposal of operating activities and equity accounted
investments	248	-	208	-
Other	175	134	72	79

Total	861	607	507	326

The result on disposal of operating activities and equity accounted investments includes the profit recorded on the sale of K&H to KBC Bank (Belgium) of EUR 208 million.

Mortgage banking activities income can be analysed as follows:

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Net origination and sale income	5	23	2	12
Loan servicing income and related fees	303	284	148	142
Amortisation of mortgage servicing rights (net of derivative income)	(116)	(112)	(59)	(54)
Net servicing hedge gains/(losses)	(57)	(43)	(19)	(18)

Total	135	152	72	82

The predominant business practice of our North American mortgage banking business is the origination and subsequent sale of fixed-rate consumer mortgage loans to US government-sponsored entities. In most cases a servicing role is retained.

9 Personnel expenses

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Salaries (including bonuses and allowances)	3,222	2,701	1,548	1,422
Social security expenses	448	396	238	185
Other employee costs	628	565	393	267

Total	4,298	3,662	2,179	1,874

An amount of EUR 70 million reflected in Other employee costs relates to restructuring costs (see Note 2).

10            Income tax expense

The effective tax rate on operating profit for the six months ended 30 June 2006 is 19.3% compared with a nominal tax rate in the Netherlands of 29.6%. Over the full year 2005 the effective tax rate was 21.8% .. Included in 2006 are tax credits, tax charges due to changes in law and tax exempt gains which exceed 2005 levels. The tax credits are due to a combination of finalisation of tax returns as well as a fiscal restructuring.

11            Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	6 months ended 30 June 2006	6 months ended 30 June 2005	3 months ended 30 June 2006	3 months ended 30 June 2005

Profit for the period attributable to shareholders of the parent company	2,219	1,882	1,216	987

Weighted average number of ordinary shares outstanding (in millions)	1,877.6	1,741.2
Dilutive effect of staff options (in millions)	8.3	3.8
Conditional share awards (in millions)	1.9	0.7

Diluted number of ordinary shares (in millions)	1,887.8	1,745.7

Basic earnings per ordinary share (in euros)	1.18	1.08	0.65	0.54
Fully diluted earnings per ordinary share (in euros)	1.18	1.08	0.65	0.54

Number of ordinary shares outstanding (in millions)	1,892.0	1,847.0
Net asset value per ordinary share (in euros)	12.13	11.19
Return on average shareholders’ equity *	19.74%	22.33%	21.45%	21.12%

* excluding net gains/(losses) not recognised in the income statement

12            Financial assets and liabilities held for trading

	30 June 2006	31 December 2005

Financial assets held for trading
Interest-earning securities	65,041	62,007
Equity instruments	38,089	34,676
Derivative financial instruments	109,780	105,372

Total	212,910	202,055

Financial liabilities held for trading
Short positions in financial assets	58,132	52,060
Derivative financial instruments	104,368	96,528

Total	162,500	148,588

13 Financial investments

	30 June 2006	31 December 2005

Interest-earning securities available-for-sale	114,529	113,177
Interest-earning securities held-to-maturity	5,021	6,572
Equity investments available-for-sale	1,993	2,337
Equity investments designated at fair value through income	1,664	1,688

Total	123,207	123,774

14            Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	30 June 2006	31 December 2005

Current accounts	6,248	5,479
Time deposits placed	13,687	11,613
Professional securities transactions	108,027	87,281
Loans to banks	3,405	4,279

Subtotal	131,367	108,652
Allowances for impairment [16]	(16)	(17)

Total	131,351	108,635

15 Loans and receivables – customers

This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-
bank customers.

	30 June 2006	31 December 2005

Public sector	10,441	7,461
Commercial	169,607	152,411
Consumer	145,424	122,708
Professional securities transactions	87,262	74,724
Multi-seller conduits	24,521	25,931

Subtotal	437,255	383,235

Allowances for impairment [16]	(2,908)	(2,987)

Total	434,347	380,248

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that credit risk is very low.

16            Loan impairment charges and allowances

	2006

Balance at 1 January	3,004
Loan impairment charges:
New impairment allowances	1,132
Reversal of impairment allowances no longer required	(251)
Recoveries of amounts previously written off	(124)
Other credit related charges	4

Total loan impairment and other credit risk provisions	761

Amount recorded in interest income from unwinding of discounting	(18)
Currency translation differences	(90)
Amounts written off	(794)
Disposals of businesses	(29)
Unearned interest accrued on impaired loans	90

Balance at 30 June	2,924

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:
	30 June 2006	31 December 2005

Commercial loans	1,900	2,146
Consumer loans	1,008	841
Loans to banks	16	17

Total	2,924	3,004

17            Equity accounted investments

		30 June 2006	31 December 2005

Banking institutions		1,208	2,885
Other activities		85	108

Total		1,293	2,993

		2006

Balance at 1 January		2,993
Movements:
•	Purchases	34
•	Reclassifications	(1,691)
•	Sales	(139)
•	Share in results of equity accounted investments	127
•	Dividends received from equity accounted investments	(18)
•	Currency translation differences	(32)
•	Other	19

Balance at 30 June		1,293

Reclassifications refer to Banca Antonveneta which has become a consolidated operating entity, as of 2 January 2006.

18            Goodwill and other intangible assets

	30 June 2006	31 December 2005

Goodwill	4,559	198
Goodwill on private equity	2,115	2,128
Software	872	758
Other intangibles	1,393	99

Subtotal	8,939	3,183
Mortgage servicing rights	2,230	1,985

Total	11,169	5,168

In connection with the acquisition of Banca Antonveneta Goodwill increased by EUR 4,273 million and Other intangibles increased by EUR 1,194 million.

19 Issued debt securities

	30 June 2006	31 December 2005

Bonds and notes issued	103,336	90,050
Certificates of deposit and commercial paper	54,089	51,873
Cash notes, savings certificates and bank certificates	2,332	2,657

Subtotal	159,757	144,580

Commercial paper issued by multi-seller conduits	24,715	26,039

Total	184,472	170,619

20            Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	30 June 2006	31 December 2005

Within one year	1,567	1,156
After one and within two years	846	1,452
After two and within three years	965	704
After three and within four years	582	1,550
After four and within five years	4,106	1,395
After five years	11,659	12,815

Total	19,725	19,072

Total subordinated liabilities include EUR 6,473 million (2005: EUR 5,261 million) which qualify as tier 1 capital for capital adequacy purposes.

21            Commitments and contingent liabilities

Loan and banking commitments

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	30 June 2006	31 December 2005

Committed credit facilities	132,090	141,010
Contingent liabilities with respect to guarantees granted	45,932	41,536
Contingent liabilities with respect to irrevocable letters of credit	5,830	4,485

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings, net of any related insurance claims, is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

22            Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International

Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting

	30 June 2006	31 December 2005	30 June 2006	31 December 2005

Balance sheet assets (net of provisions):
Cash and balances at central banks	8,893	16,657	455	432
Financial assets held for trading	212,910	202,055	971	548
Financial investments	123,207	123,774	12,990	11,620
Loans and receivables – banks	131,351	108,635	6,653	4,992
Loans and receivables – customers	434,347	380,248	182,257	151,496
Equity accounted investments	1,293	2,993	794	727
Property and equipment	6,153	8,110	4,428	6,638
Goodwill and other intangibles	11,169	5,168	4,779	4,437
Assets held for sale	22,513	-	12,631	-
Prepayment and accrued income	8,686	7,614	3,675	2,952
Other assets	25,496	25,550	6,522	8,893

Subtotal	986,018	880,804	236,155	192,735

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	183,852	187,031	47,166	48,017
Credit equivalent of derivatives			12,376	10,751
Insurance companies and other			205	339

Subtotal			59,747	59,107

Total credit risks			295,902	251,842
Market risk requirements			4,301	6,012

Total risk-weighted assets			300,203	257,854

The following table compares actual capital with that required for supervisory purposes.

	30 June 2006		31 December 2005

	Required	Actual	Required	Actual

Total capital	24,016	32,306	20,628	33,874
Total capital ratio	8.0%	10.76%	8.0%	13.14%

Tier 1 capital	12,008	24,490	10,314	27,382
Tier 1 capital ratio	4.0%	8.16%	4.0%	10.62%

Core tier 1	–	17,975	–	21,828
Core tier 1 ratio	–	5.99%	–	8.47%

23            Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating these investments on the income statement is set out in the following table.

	June 2006	June 2005	June 2006	June 2005

Income of consolidated private equity holdings	2,634	1,557	1,388	637
Other income included in operating income	(161)	(80)	(78)	(35)

Total operating income of consolidated private equity holdings	2,473	1,477	1,310	602

Goods and material expenses of consolidated private equity holdings	1,855	1,093	1,003	462
Included in personnel expenses	275	150	138	52
Included in administrative costs	232	154	112	60
Included in depreciation and amortisation	103	59	53	30

Total operating expenses	2,465	1,456	1,306	604

Operating profit before tax of consolidated private equity holdings	8	21	4	(2)

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 30 June 2006 were EUR 4,171 million (31 December 2005: EUR 3,477 million) excluding goodwill.

24            Subsequent events

On 31 July 2006, ABN AMRO announced that it intends to sell the property and asset management activities of its Bouwfonds subsidiary to Rabobank for EUR 845 million. The transaction concerns Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding. Furthermore, ABN AMRO signed a letter of intent with SNS Reaal for the sale of Bouwfonds Property Finance for approximately EUR 840 million. Parties expect to agree on final terms before the end of the third quarter of 2006. Both transactions are subject to the approval of the relevant supervisory and competition authorities and works councils and are expected to close before the end of the year. After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a net gain on the sale of at least EUR 350 million. ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain, after completion. The RWA for Bouwfonds at the end of the second quarter amounted to EUR 12.4 billion.

Annex 4

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Introduction

We have reviewed the accompanying condensed interim financial report consisting of a consolidated balance sheet of ABN AMRO Holding N.V., Amsterdam, The Netherlands (the “Company”) as at 30 June 2006 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended and condensed explanatory notes (as set out in annex 3 further referred to as interim financial report). Management is responsible for the preparation and presentation of this interim financial report in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with IAS 34.

Amsterdam, 31 July 2006

for Ernst & Young Accountants

V.C. Veger	C.B. Boogaart

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Six months ended June 30, 2006	Six months ended June 30, 2005	Three months ended June 30, 2006	Three months ended March 31, 2006

	unaudited (in EUR millions except ratios)
Excluding Interest on
Deposits(1)
Operating Profit before
Taxes	2,792	2,631	1,364	1,428
Add: Fixed Charges	4,677	1,909	2,359	2,318

Earnings before Taxes and
Fixed Charges	7,469	4,540	3,723	3,746

Fixed Charges	4,677	1,909	2,359	2,318

Ratio of Earnings to Fixed
Charges	1.60	2.38	1.58	1.62

Including Interest on
Deposits(1)
Fixed Charges as above	4,677	1,909	2,359	2,318
Add: Interest on deposits	8,675	6,994	4,321	4,354

Total Fixed Charges and
Interest on deposits	13,352	8,903	6,680	6,672
Earnings before Taxes and
Fixed Charges	7,469	4,540	3,723	3,746
Add: Interest on deposits	8,675	6,994	4,321	4,354

Earnings before Taxes and
Fixed Charges and Interest
on deposits	16,144	11,534	8,044	8,100
Ratio of Earnings to Fixed
Charges	1.21	1.30	1.20	1.21

(1) Deposits include Banks and Total customer accounts.